Exhibit 99.1

ONCOR ELECTRIC DELIVERY HOLDINGS COMPANY LLC
CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2023 AND 2022
AND FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2023
AND

INDEPENDENT AUDITOR’S REPORT

GLOSSARY

When the following terms and abbreviations appear in the text of this report, they have the meanings indicated below.
$2B Credit Facility
Refers to the unsecured $2 billion revolving credit agreement, dated as of November 9, 2021, among Oncor, as borrower, the lenders from time-to-time party thereto, JPMorgan Chase Bank, N.A., as administrative agent and swingline lender, the fronting banks from time-to-time parties thereto, and the other financial institutions party thereto, including Citibank N.A. and Wells Fargo Securities, LLC, as co-sustainability structuring agents, as amended, maturing on November 9, 2028

$500M Credit Facility	Refers to the unsecured $500 million revolving credit agreement, dated as of February 21, 2024, among Oncor, as borrower, the lenders from time-to-time party thereto, and Wells Fargo Bank, National Association, as administrative agent, maturing on February 21, 2027
acquisition accounting	The acquisition method of accounting for a business combination as prescribed by GAAP, whereby the cost or “acquisition price” of a business combination, including the amount paid for the equity and certain transaction costs, is allocated to identifiable assets and liabilities (including intangible assets) based upon their fair values. The excess of the purchase price over the fair values of assets and liabilities is recorded as goodwill
AFUDC	Allowance for funds used during construction
AOCI	Accumulated other comprehensive income (loss)
AR Facility	Refers to the accounts receivable facility entered into by Oncor on April 28, 2023, providing for the contribution of certain accounts receivable and certain other related rights to Receivables LLC, which, in turn, obtains loans secured by the receivables from various third-party lenders, maturing on April 28, 2026
ASC	Accounting Standards Codification
Code	The Internal Revenue Code of 1986, as amended
COVID-19	Coronavirus Disease 2019, the disease caused by the novel strain of coronavirus reported to have surfaced in late 2019, which was declared a pandemic by the World Health Organization in March 2020
CP Notes	Unsecured commercial paper notes issued under the CP Program
CP Program	Oncor’s commercial paper program
Credit Facilities	Refers collectively to the $2B Credit Facility and the $500M Credit Facility
DCRF	Distribution cost recovery factor
Deed of Trust	Deed of Trust, Security Agreement and Fixture Filing, dated as of May 15, 2008, made by Oncor to and for the benefit of The Bank of New York Mellon Trust Company, N.A. (as successor to The Bank of New York Mellon, formerly The Bank of New York), as collateral agent, as amended

Disinterested Director	Refers to a member of the board of directors of Oncor and Oncor Holdings who is, pursuant to each company’s limited liability company agreement, one of the directors who qualifies as a “disinterested director,” defined in each limited liability company agreement as a director who (i) shall be an independent director in all material respects under the rules of the New York Stock Exchange in relation to Sempra or its subsidiaries and affiliated entities and any entity with a direct or indirect ownership interest in Oncor or Oncor Holdings, and (ii) shall have no material relationship with Sempra or its subsidiaries or affiliated entities or any entity with a direct or indirect ownership interest in Oncor or Oncor Holdings, currently or within the previous ten years
EECRF	Energy efficiency cost recovery factor
ERCOT	Electric Reliability Council of Texas, Inc., the independent system operator and the regional coordinator of various electricity systems within Texas
ERISA	Employee Retirement Income Security Act of 1974, as amended
FERC	U.S. Federal Energy Regulatory Commission
Fitch	Fitch Ratings, Inc. (a credit rating agency)
GAAP	Generally accepted accounting principles of the U.S.
kWh	Kilowatt-hours
Moody’s	Moody’s Investors Service, Inc. (a credit rating agency)
NAV	Net asset value
Oncor	Oncor Electric Delivery Company LLC, a direct, majority-owned subsidiary of Oncor Holdings
Oncor Holdings	Oncor Electric Delivery Holdings Company LLC, the direct majority owner (80.25% equity interest) of Oncor. Oncor Holdings is wholly owned by STIH
Oncor Retirement Plan	Refers to a defined benefit pension plan sponsored by Oncor
Oncor Ring-Fenced Entities	Refers to Oncor Holdings and its direct and indirect subsidiaries, including Oncor and Oncor’s direct and indirect subsidiaries
OPEB	Other postretirement employee benefits
OPEB Plans	Refers to plans sponsored by Oncor that offer certain postretirement health care and life insurance benefits to eligible current and former employees of Oncor and certain former affiliated companies and their eligible dependents
PUCT	Public Utility Commission of Texas
PURA	Texas Public Utility Regulatory Act, as amended
Receivables LLC	Oncor Receivables LLC, a bankruptcy-remote special purpose entity and a wholly-owned subsidiary of Oncor
REP	Retail electric provider
ROU	Right-of-use
S&P	S&P Global Ratings, a division of S&P Global Inc. (a credit rating agency)

SEC	U.S. Securities and Exchange Commission
Sempra	Sempra, a California corporation
Sempra Acquisition	Refers to the 2018 transactions pursuant to which Sempra indirectly acquired approximately 80% of Oncor’s membership interests
Sempra Order	Refers to the final order issued by the PUCT in PUCT Docket No. 47675 approving the Sempra Acquisition
Sharyland	Refers to Sharyland Utilities, L.L.C.
SOFR	Refers to the secured overnight financing rate as administered by the Federal Reserve Bank of New York (or a successor administrator of the secured overnight financing rate)
STH	Refers to Sempra Texas Holdings Corp., a Texas corporation, which is wholly owned by Sempra and the direct parent of STIH
STIH	Refers to Sempra Texas Intermediate Holding Company LLC, a Delaware limited liability company, which is a wholly owned indirect subsidiary of Sempra and the sole member of Oncor Holdings
Supplemental Retirement Plan	Refers to the Oncor Supplemental Retirement Plan, as amended
TCOS	Transmission cost of service
TCRF	Transmission cost recovery factor
Texas margin tax	A privilege tax imposed on taxable entities chartered/organized or doing business in the State of Texas that, for accounting purposes, is reported as an income tax
Texas Transmission	Refers to Texas Transmission Investment LLC, a limited liability company that owns a 19.75% equity interest in Oncor. Texas Transmission is an entity indirectly owned by OMERS Administration Corporation (acting through its infrastructure investment entity, OMERS Infrastructure Management Inc.) and GIC Private Limited
U.S.	United States of America
VIE	Variable interest entity
Vistra	Refers to Vistra Corp. and/or its subsidiaries, depending on context
Vistra Retirement Plan	Refers to a defined benefit pension plan sponsored by an affiliate of Vistra

These consolidated financial statements occasionally make references to Oncor Holdings or Oncor when describing actions, rights or obligations of their respective subsidiaries. References to “we,” “our,” “us” and “the company” are to Oncor Holdings and/or its direct or indirect subsidiaries as apparent in the context. These references reflect the fact that the subsidiaries are consolidated with their respective parent companies for financial reporting purposes. However, these references should not be interpreted to imply that the parent company is actually undertaking the action or has the rights or obligations of the relevant subsidiary company or that the subsidiary company is undertaking an action or has the rights or obligations of its parent company or any other affiliate.

INDEPENDENT AUDITOR’S REPORT

To the Board of Directors and Member of Oncor Electric Delivery Holdings Company LLC

Opinion

We have audited the consolidated financial statements of Oncor Electric Delivery Holdings Company LLC and subsidiaries (the “Company”), which comprise the consolidated balance sheets as of December 31, 2023 and 2022, and the related consolidated statements of income, comprehensive income, membership interests, and cash flows for each of the three years in the period ended December 31, 2023, and the related notes to the consolidated financial statements (collectively referred to as the “financial statements”).

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023 in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion
We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Responsibilities of Management for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.
In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for one year after the date that the financial statements are issued.

Auditor’s Responsibilities for the Audit of the Financial Statements
Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.
In performing an audit in accordance with GAAS, we:
•Exercise professional judgment and maintain professional skepticism throughout the audit.

•Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
•Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.
•Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
•Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.
We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.
/s/ Deloitte & Touche LLP
Dallas, Texas
February 27, 2024

ONCOR ELECTRIC DELIVERY HOLDINGS COMPANY LLC
STATEMENTS OF CONSOLIDATED INCOME

	Years Ended December 31,
	2023	2022	2021
	(dollars in millions)
Operating revenues (Note 3)	$5,586	$5,243	$4,764
Operating expenses:
Wholesale transmission service	1,291	1,162	1,039
Operation and maintenance (Note 11)	1,150	1,055	983
Depreciation and amortization	978	904	820
Income taxes (Notes 1, 4 and 11)	185	201	165
Taxes other than amounts related to income taxes	552	561	555
Write-off of rate base disallowances (Note 2)	55	-	-
Total operating expenses	4,211	3,883	3,562
Operating income	1,375	1,360	1,202
Other (income) and deductions – net (Note 12)	(31)	20	31
Non-operating income tax expenses (benefits) (Note 4)	7	2	(2)
Interest expense and related charges (Note 12)	536	445	413
Write-off of non-operating rate base disallowances (Note 2)	14	-	-
Net income	849	893	760
Net income attributable to noncontrolling interests	(170)	(179)	(152)
Net income attributable to Oncor Holdings	$679	$714	$608

See Notes to Financial Statements.

ONCOR ELECTRIC DELIVERY HOLDINGS COMPANY LLC
STATEMENTS OF CONSOLIDATED COMPREHENSIVE INCOME

	Years Ended December 31,
	2023	2022	2021
	(dollars in millions)
Net income	$849	$893	$760
Other comprehensive income (loss):
Cash flow hedges – amount reclassified from AOCI and reported in interest expense and related charges (net of tax expense of $1, $1 and $1) (Notes 1 and 8)	3	2	3
Cash flow hedges – loss on settlement (net of tax benefit of $1, $0 and $0) (Notes 1, 6 and 8)	(3)	-	-
Defined benefit pension plans (net of tax benefit (expense) of $3, $5 and ($3)) (Notes 8 and 10)	(12)	(22)	10
Total other comprehensive income (loss)	(12)	(20)	13
Comprehensive income	837	873	773
Comprehensive income attributable to noncontrolling interests	(167)	(172)	(156)
Comprehensive income attributable to Oncor Holdings	$670	$701	$617

See Notes to Financial Statements.

ONCOR ELECTRIC DELIVERY HOLDINGS COMPANY LLC
STATEMENTS OF CONSOLIDATED CASH FLOWS

	Years Ended December 31,
	2023	2022	2021
	(dollars in millions)
Cash flows – operating activities:
Net income	$849	$893	$760
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization, including regulatory amortization	1,117	985	901
Write-off of rate base disallowances (Note 2)	69	-	-
Deferred income taxes – net	73	53	78
Other – net	(9)	(13)	(1)
Changes in operating assets and liabilities:
Accounts receivable	(43)	(138)	37
Inventories	(137)	(32)	(27)
Accounts payable – trade	42	45	27
Regulatory assets – deferred revenues (Note 2)	1	120	(46)
Regulatory assets – self-insurance reserve (Note 2)	(232)	(198)	(118)
Other – assets	(22)	16	(9)
Other – liabilities	92	136	56
Cash provided by operating activities	1,800	1,867	1,658
Cash flows – financing activities:
Issuances and borrowings of long-term debt (excluding AR Facility) (Note 6)	2,975	3,950	2,090
Repayments of long-term debt (excluding AR Facility) (Note 6)	(875)	(2,732)	(1,290)
Borrowings under AR Facility (Note 6)	600	-	-
Repayments under AR Facility (Note 6)	(600)	-	-
Net change in short-term borrowings (Note 5)	84	(17)	145
Capital contributions from members (Note 8)	363	340	566
Capital contribution from noncontrolling interests (Note 9)	89	84	139
Distributions to members (Note 8)	(442)	(340)	(673)
Distributions to noncontrolling interests (Note 9)	(110)	(84)	(166)
Debt discount, financing and reacquisition costs – net	(46)	(31)	(9)
Cash provided by financing activities	2,038	1,170	802
Cash flows – investing activities:
Capital expenditures (Note 12)	(3,824)	(3,049)	(2,497)
Expenditures for third party in joint project	-	(2)	(67)
Reimbursement from third party in joint project	1	6	99
Proceeds from sales of non-utility properties	9	21	-
Other – net	29	31	32
Cash used in investing activities	(3,785)	(2,993)	(2,433)
Net change in cash, cash equivalents and restricted cash	53	44	27
Cash, cash equivalents and restricted cash – beginning balance	98	54	27
Cash, cash equivalents and restricted cash – ending balance	$151	$98	$54

See Notes to Financial Statements.

ONCOR ELECTRIC DELIVERY HOLDINGS COMPANY LLC
CONSOLIDATED BALANCE SHEETS

	At December 31,
	2023	2022
	(dollars in millions)
ASSETS
Current assets:
Cash and cash equivalents	$19	$10
Restricted cash, current (Note 1)	24	16
Accounts receivable – net (Note 12)	944	884
Income taxes receivable from member (Note 11)	2	-
Materials and supplies inventories – at average cost	341	204
Prepayments and other current assets	101	109
Total current assets	1,431	1,223
Restricted cash, noncurrent (Note 1)	108	72
Investments and other property (Note 12)	158	137
Property, plant and equipment – net (Note 12)	28,057	25,203
Goodwill (Notes 1 and 12)	4,628	4,628
Regulatory assets (Note 2)	1,556	1,502
Right-of-use operating lease and other assets (Notes 3 and 7)	142	161
Total assets	$36,080	$32,926

LIABILITIES AND MEMBERSHIP INTERESTS
Current liabilities:
Short-term borrowings (Note 5)	$282	$198
Long-term debt, current (Note 6)	-	100
Accounts payable – trade	600	536
Income taxes payable to members (Note 11)	27	41
Accrued taxes other than income taxes	261	277
Accrued interest	117	97
Operating lease and other current liabilities (Note 7)	338	330
Total current liabilities	1,625	1,579
Long-term debt, noncurrent (Note 6)	13,294	11,128
Accumulated deferred income taxes – net (Notes 1, 4 and 11)	1,622	1,517
Regulatory liabilities (Note 2)	3,000	3,014
Employee benefit plan obligations (Note 10)	1,442	1,394
Operating lease and other obligations (Notes 3 and 12)	369	352
Total liabilities	21,352	18,984
Commitments and contingencies (Note 7)
Membership interests (Note 8):
Capital account	11,508	10,908
Accumulated other comprehensive loss	(118)	(107)
Oncor Holdings membership interests	11,390	10,801
Noncontrolling interests in subsidiary	3,338	3,141
Total membership interests	14,728	13,942
Total liabilities and membership interests	$36,080	$32,926

See Notes to Financial Statements.

ONCOR ELECTRIC DELIVERY HOLDINGS COMPANY LLC
STATEMENTS OF CONSOLIDATED MEMBERSHIP INTERESTS

	Years Ended December 31,
	2023	2022	2021
	(dollars in millions)
Oncor Holdings Membership Interests (Note 8)
Capital account:
Balance at beginning of period	$10,908	$10,194	$9,701
Net income attributable to Oncor Holdings	679	714	608
Distributions to members	(442)	(340)	(673)
Capital contributions from members	363	340	566
Conversion of tax receivable from members to equity	-	-	(8)
Balance at end of period	11,508	10,908	10,194
AOCI, net of tax effects:
Balance at beginning of period	(107)	(91)	(102)
Cash flow hedges – amount reclassified from AOCI and reported in interest expense and related charges (net of tax expense of $1, $1 and $1)	2	2	2
Cash flow hedges – loss on settlement (net of tax benefit of $1, $0 and $0)	(2)	-	-
Defined benefit pension plans (net of tax benefit of $3, $5 and $0)	(11)	(18)	9
Balance at end of period	(118)	(107)	(91)
Oncor Holdings membership interests at end of period	$11,390	$10,801	$10,103

Noncontrolling interests in subsidiary (Note 9):
Balance at beginning of period	$3,141	$2,916	$2,737
Net income attributable to noncontrolling interests	170	179	152
Distributions to noncontrolling interests	(110)	(84)	(166)
Equity contribution from noncontrolling interests	89	84	139
Change related to future tax distributions from Oncor	49	50	51
Cash flow hedges – amount reclassified from AOCI and reported in interest expense and related charges (net of tax expense of $0, $1 and $1)	1	-	1
Cash flow hedges – loss on settlement (net of tax benefit of $0, $0 and $0)	(1)	-	-
Defined benefit pension plans (net of tax of $0, $0 and $0)	(1)	(4)	2
Noncontrolling interests in subsidiary at end of period	$3,338	$3,141	$2,916

Total membership interests at end of period	$14,728	$13,942	$13,019

See Notes to Financial Statements.

ONCOR ELECTRIC DELIVERY HOLDINGS COMPANY LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    DESCRIPTION OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Description of Business

References in this report to “we,” “our,” “us” and “the company” are to Oncor Holdings and/or its direct or indirect subsidiaries as apparent in the context. See “Glossary” for the definition of terms and abbreviations.

We are a Dallas, Texas-based holding company whose financial statements are comprised almost entirely of the operations of our direct, majority (80.25%) owned subsidiary, Oncor. Oncor is a regulated electricity transmission and distribution company that provides the essential service of delivering electricity safely, reliably and economically to end-use consumers through its electrical systems, as well as providing transmission grid connections to merchant generation facilities and interconnections to other transmission grids in Texas. Oncor’s transmission and distribution rates are regulated by the PUCT and certain cities, and in certain limited instances, by the FERC. Oncor is not a seller of electricity, nor does Oncor purchase electricity for resale. Oncor Holdings is indirectly and wholly owned by Sempra. We are managed as an integrated business; consequently, there is only one reportable segment.

Ring-Fencing Measures

Since 2007, various ring-fencing measures have been taken to enhance the credit quality of Oncor and Oncor Holdings and the separateness between the Oncor Ring-Fenced Entities and entities with ownership interests in Oncor or Oncor Holdings. These ring-fencing measures serve to mitigate the Oncor Ring-Fenced Entities’ credit exposure to Sempra and its affiliates and any other direct or indirect owners of Oncor and Oncor Holdings, and to reduce the risk that the assets and liabilities of the Oncor Ring-Fenced Entities would be substantively consolidated with the assets and liabilities of any Sempra entity or any other direct or indirect owners of Oncor and Oncor Holdings in connection with a bankruptcy of any such entities. These measures include the November 2008 sale of 19.75% of Oncor’s equity interests to Texas Transmission.

In March 2018, Sempra indirectly acquired Oncor Holdings in the Sempra Acquisition. That transaction was approved by the PUCT in the Sempra Order, which order outlines certain ring-fencing measures, governance mechanisms and restrictions that apply to Oncor Holdings and Oncor after the Sempra Acquisition. As a result of these ring-fencing measures, Sempra does not control Oncor or Oncor Holdings, and the ring-fencing measures limit Sempra’s ability to direct the management, policies and operations of Oncor and Oncor Holdings, including the deployment or disposition of Oncor’s assets, declarations of dividends, strategic planning and other important corporate issues and actions. Each of the limited liability company agreements of Oncor and Oncor Holdings requires PUCT approval of certain revisions to the agreement, including, among other things, revisions to governance structure and other various ring-fencing measures.

None of the assets of the Oncor Ring-Fenced Entities are available to satisfy the debt or obligations of any Sempra entity or any other direct or indirect owner of Oncor or Oncor Holdings. The assets and liabilities of the Oncor Ring-Fenced Entities are separate and distinct from those of any Sempra entities and any other direct or indirect owner of Oncor or Oncor Holdings. We do not bear any liability for debt or contractual obligations of Sempra and its affiliates or any other direct or indirect owner of Oncor or Oncor Holdings, and vice versa. Accordingly, our operations are conducted, and our cash flows are managed, independently from Sempra and its affiliates and any other direct or indirect owner of Oncor or Oncor Holdings.

Oncor and Oncor Holdings are each a limited liability company governed by a board of directors, not its members. The Sempra Order and Oncor’s limited liability company agreement require that the board of directors of Oncor consist of thirteen members, constituted as follows:

•seven Disinterested Directors, who (i) shall be independent directors in all material respects under the rules of the New York Stock Exchange in relation to Sempra or its subsidiaries and affiliated entities and any entity with a direct or indirect ownership interest in Oncor or Oncor Holdings, and (ii) shall have no material relationship with Sempra or its subsidiaries or affiliated entities or any entity with a direct or indirect ownership interest in Oncor or Oncor Holdings, currently or within the previous ten years;
•two members designated by Sempra (through Oncor Holdings);
•two members designated by Texas Transmission; and
•two current or former officers of Oncor (each, an Oncor Officer Director).

Until March 9, 2028, in order for a current or former officer of Oncor to be eligible to serve as an Oncor Officer Director, the officer cannot have worked for Sempra or any of its subsidiaries or affiliated entities (excluding Oncor Holdings and Oncor) or any other entity with a direct or indirect ownership interest in Oncor or Oncor Holdings in the ten-year period prior to the date on which the officer first became employed by Oncor. Oncor Holdings, at the direction of STIH, has the right to nominate and/or seek the removal of the Oncor Officer Directors, subject to approval by a majority of the Oncor board of directors.

The Sempra Order and our limited liability company agreement require that the board of directors of Oncor Holdings consist of eleven members, made up of six Disinterested Directors, two current or former officers of Oncor Holdings and two members designated by Sempra (through STIH).

In addition, the Sempra Order provides that the board of directors of each of Oncor and Oncor Holdings cannot be overruled by the board of directors of Sempra or any of its subsidiaries on dividend policy, the issuance of dividends or other distributions (except for contractual tax payments), debt issuance, capital expenditures, operation and maintenance expenditures, management and service fees, and appointment or removal of members of the board of directors, provided that certain actions may also require the additional approval of the Oncor Holdings board of directors. The Sempra Order also provides that any changes to the size, composition, structure or rights of the board of directors of each of Oncor and Oncor Holdings must first be approved by the PUCT. In addition, if Sempra acquires Texas Transmission’s interest in Oncor, the two board of director positions on Oncor’s board of directors that Texas Transmission is entitled to appoint will be eliminated and the size of Oncor’s board of directors will be reduced by two.

Additional regulatory commitments, governance mechanisms and restrictions provided in the Sempra Order and the limited liability company agreements of Oncor and Oncor Holdings to ring-fence Oncor and Oncor Holdings from their owners include, among others:

•A majority of the Disinterested Directors of Oncor and the directors designated by Texas Transmission that are present and voting (of which at least one must be present and voting) must approve any Oncor annual or multi-year budget if the aggregate amount of capital expenditures or operation and maintenance expenditures in such budget is more than a 10% increase or decrease from the corresponding amounts of such expenditures in the budget for the preceding fiscal year or multi-year period, as applicable;
•Oncor and Oncor Holdings may not pay any dividends or make any other distributions (except for contractual tax payments) if a majority of its Disinterested Directors determines that it is in the best interests of Oncor and Oncor Holdings, as applicable to retain such amounts to meet expected future requirements;
•At all times, Oncor will remain in compliance with the debt-to-equity ratio established by the PUCT from time to time for ratemaking purposes, and Oncor will not pay dividends or other distributions (except for contractual tax payments) if such payment would cause its debt-to-equity ratio to exceed the debt-to-equity ratio approved by the PUCT;
•If the credit rating on Oncor’s senior secured debt by any of the three major rating agencies falls below BBB (or the equivalent), Oncor will suspend dividends and other distributions (except for contractual tax payments), unless otherwise allowed by the PUCT;
•Without the prior approval of the PUCT, neither Sempra nor any of its affiliates (excluding Oncor) will incur, guaranty or pledge assets in respect of any indebtedness that is dependent on the revenues of Oncor in more than a proportionate degree than the other revenues of Sempra or on the membership interests of Oncor, and there will be no debt at STH or STIH at any time following the closing of the Sempra Acquisition;
•Neither Oncor nor Oncor Holdings will lend money to, borrow money from, or share credit facilities with Sempra or any of its affiliates (other than Oncor subsidiaries), or any entity with a direct or indirect ownership interest in Oncor or Oncor Holdings; and
•There must be maintained certain “separateness measures” that reinforce the legal and financial separation of Oncor and Oncor Holdings from their owners, including a requirement that dealings between Oncor, Oncor Holdings and their subsidiaries with Sempra, any of Sempra’s other affiliates or any entity with a direct or indirect ownership interest in Oncor or Oncor Holdings, must be on an arm’s-length basis, limitations on affiliate transactions, separate recordkeeping requirements and a prohibition on Sempra or its affiliates or any entity with a direct or indirect ownership interest in Oncor or Oncor Holdings pledging Oncor assets or membership interests for any entity other than Oncor.

Basis of Presentation

Our consolidated financial statements have been prepared in accordance with GAAP governing rate-regulated operations. We also apply the guidance of ASC 810, Consolidations, to determine when an entity that is insufficiently capitalized or not controlled through its voting interests, referred to as a VIE, should be consolidated. All dollar amounts in the financial statements and tables in the notes are stated in U.S. dollars in millions unless otherwise indicated. Subsequent events have been evaluated through the date these consolidated financial statements were issued.

Use of Estimates

Preparation of our financial statements requires management to make estimates and assumptions about future events that affect the reporting of assets and liabilities at the balance sheet dates and the reported amounts of revenue and expense during the period. These estimates include, but are not limited to, the effects of regulation; recovery of long-lived assets; certain assumptions made in accounting for pension and OPEB; asset retirement obligations; income and other taxes; valuation of certain financial assets and liabilities; and accounting for contingencies. In the event estimates and/or assumptions prove to be different from actual amounts, adjustments are made in subsequent periods to reflect more current information.

Accounting for the Effects of Certain Types of Regulation

Oncor is subject to rate regulation and Oncor’s financial statements reflect regulatory assets and liabilities in accordance with accounting standards related to the effect of certain types of regulation. Regulatory assets and liabilities represent probable future revenues that will be recovered from or refunded to customers through the ratemaking process based on PURA and/or the PUCT’s orders, precedents or substantive rules. Rate regulation is premised on the full recovery of prudently incurred costs and a reasonable rate of return on invested capital subject to PUCT review for reasonableness. Regulatory decisions can have an impact on the recovery of costs, the rate earned on invested capital and the timing and amount of assets to be recovered by rates. See Note 2 for more information regarding regulatory assets and liabilities.

Revenue Recognition

Oncor’s revenue is billed under tariffs approved by the PUCT and the majority of revenues are related to providing electric delivery service to consumers. Tariff rates are designed to recover the cost of providing electric delivery service including a reasonable rate of return on invested capital. Revenues are generally recognized when the underlying service has been provided in an amount prescribed by the related tariff. See Note 3 for additional information regarding revenues.

Interest Rate Derivatives, Hedge Accounting and Mark-to-Market Accounting

Oncor is exposed to interest rates primarily as a result of its current and expected use of financing. Oncor may, from time to time, utilize interest rate derivative instruments typically designated as cash flow hedges, to lock in interest rates in anticipation of future financings. Oncor may designate an interest rate derivative instrument as a cash flow hedge if it effectively converts anticipated cash flows associated with interest payments to a fixed dollar amount. Designating interest rate derivative instruments as cash flow hedges is dependent on the business context in which the instrument is being used, the effectiveness of the instrument in offsetting the risk that the future cash flows of interest payments may vary, and other criteria. In accounting for cash flow hedges, derivative assets and liabilities are recorded on the balance sheet at fair value with an offset to other comprehensive income (loss). Amounts remain in AOCI and are reclassified into net income as the interest expense on the related debt affects net income.

The fair value of an interest rate derivative instrument is recognized on the balance sheet as a derivative asset or liability and changes in the fair value are recognized in net income if the criteria for cash flow hedge accounting are not met or if the instrument is not designated as a cash flow hedge. This recognition is referred to as “mark-to-market” accounting.

Impairment of Long-Lived Assets and Goodwill

We evaluate long-lived assets (including intangible assets with finite lives) for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

We also evaluate goodwill for impairment annually on October 1 and whenever events or changes in circumstances indicate that an impairment may exist. The determination of the existence of these and other indications of impairment involves judgments that are subjective in nature and may require the use of estimates in forecasting future results and cash flows.

For our annual goodwill impairment testing, we generally have the option to directly perform a quantitative assessment or first make a qualitative assessment of whether it is more likely than not that our estimated enterprise fair value is less than our enterprise carrying value before applying the quantitative assessment. If we elect to perform the qualitative assessment, we evaluate relevant events and circumstances, including but not limited to, macroeconomic conditions, industry and market considerations, cost factors and our overall financial performance. If, after assessing these qualitative factors, we determine that it is more-likely-than-not that our estimated enterprise fair value is less than our enterprise carrying book value, then we perform a quantitative assessment. If, after performing the quantitative assessment, we determine that goodwill is impaired, we record the amount of goodwill impairment as the excess of enterprise carrying book value over estimated enterprise fair value, not to exceed the carrying amount of goodwill.

For our annual goodwill impairment testing as of October 1, 2023, we elected to make a qualitative assessment of whether it is more likely than not that our enterprise fair value is less than our enterprise carrying value. We concluded that our estimated enterprise fair value was more likely than not greater than our enterprise carrying book value. As a result, no quantitative assessment for impairment was required and no impairment was recognized in 2023. For our annual goodwill impairment testing as of October 1, 2022, we elected to perform a quantitative assessment. We estimated our enterprise fair value by weighting results from a market-based approach and an income-based approach. Key assumptions in the valuation methodologies for goodwill included terminal value, discount rates, and comparable multiples from publicly traded companies in our industry. Based on our analysis, we determined that our estimated enterprise fair value was in excess of our enterprise carrying book value, indicating none of our goodwill was impaired and no impairment was recognized in 2022.

Goodwill totaling $4.628 billion was reported on our balance sheet at both December 31, 2023 and 2022.

Income Taxes

Oncor is a partnership for US federal income tax purposes. Our tax sharing agreement with Oncor and STH includes Texas Transmission. The tax sharing agreement provides for the calculation of tax liability substantially as if we and Oncor file our own income tax returns, and requires tax payments to members determined on that basis (without duplication for any income taxes paid by our subsidiaries). Deferred income taxes are provided for temporary differences between our book and tax bases of assets and liabilities.

Amounts of deferred income tax assets and liabilities, as well as current and noncurrent accruals, are determined in accordance with the provisions of accounting guidance for income taxes and for uncertainty in income taxes. The accounting guidance for rate-regulated enterprises requires the recognition of regulatory assets or liabilities if it is probable such deferred tax amounts will be recovered from, or returned to customers in future rates. Investment tax credits are amortized to income over the estimated lives of the related properties.

We classify any interest and penalties expense related to uncertain tax positions as current income taxes as discussed in Note 4.

Defined Benefit Pension Plans and OPEB Plans

Oncor has liabilities under pension plans that offer benefits based on either a traditional defined benefit formula or a cash balance formula and OPEB Plans that offer certain health care and life insurance benefits to eligible employees and their eligible dependents upon the retirement of such employees. Costs of pension and OPEB Plans are dependent on numerous factors, assumptions and estimates. See Note 10 for additional information regarding pension and OPEB Plans.

System of Accounts

Our accounting records have been maintained in accordance with the FERC Uniform System of Accounts as adopted by the PUCT.

Property, Plant and Equipment

Property, plant and equipment is stated at original cost. The cost of self-constructed property additions includes materials and both direct and indirect labor and applicable overhead and AFUDC.

Depreciation of property, plant and equipment is calculated on a straight-line basis over the estimated service lives of the properties based on depreciation rates approved by the PUCT. As is common in the industry, depreciation expense is recorded using composite depreciation rates that reflect blended estimates of the lives of major asset groups as compared to depreciation expense calculated on a component asset-by-asset basis. Depreciation rates include plant removal costs as a component of depreciation expense, consistent with regulatory treatment. Actual removal costs incurred are charged to accumulated depreciation. Accrued removal costs in excess of incurred removal costs are reclassified as a regulatory liability to retire assets in the future.

Franchise Taxes

Franchise taxes are assessed to Oncor by local governmental bodies, based on kWh delivered and are a principal component of taxes other than amounts related to income taxes as reported in the income statement. Franchise taxes are not a “pass through” item. The rates Oncor charges customers are intended to recover the franchise taxes, but Oncor is not acting as an agent to collect the taxes from customers.

Allowance for Funds Used During Construction

AFUDC is a regulatory cost accounting procedure whereby both interest charges on borrowed funds and a return on equity capital used to finance construction are included in the recorded cost of utility plant and equipment being constructed. AFUDC is capitalized on eligible projects involving construction periods lasting greater than thirty days. The interest portion of capitalized AFUDC is accounted for as a reduction to interest expense and the equity portion of capitalized AFUDC is accounted for as other income. See Note 12 for detail of amounts reducing interest expense and increasing other income.

Cash, Cash Equivalents and Restricted Cash

For purposes of reporting cash and cash equivalents, highly liquid investments with original maturities of three months or less at the date of purchase are considered to be cash equivalents.

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported on the Consolidated Balance Sheets to the sum of such amounts reported on the Statements of Consolidated Cash Flows:

	At December 31,
	2023	2022
Cash, cash equivalents and restricted cash
Cash and cash equivalents	$19	$10
Restricted cash, current (a)	24	16
Restricted cash, noncurrent (a)	108	72
Total cash, cash equivalents and restricted cash on the statements of consolidated cash flows	$151	$98
____________
(a)Restricted cash represents amounts deposited with Oncor for customer advances for construction that are subject to probable return in accordance with PUCT rules, ERCOT requirements or Oncor’s tariffs relating to generation interconnection and construction and/or extension of electric delivery system facilities. Oncor maintains these amounts in separate escrow accounts.

Fair Value of Nonderivative Financial Instruments

The carrying amounts for financial assets classified as current assets and the carrying amounts for financial liabilities classified as current liabilities approximate fair value due to the short maturity of such instruments. The fair values of other financial instruments, for which carrying amounts and fair values have not been presented, are not materially different than their related carrying amounts. The following discussion of fair value accounting standards applies primarily to our determination of the fair value of assets in the pension plans’ and OPEB Plans’ trusts (see Note 10) and long-term debt (see Note 6).

Accounting standards related to the determination of fair value define fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. We use a “mid-market” valuation convention (the mid-point price between bid and ask prices) as a practical expedient to measure fair value for the majority of our assets and liabilities subject to fair value measurement on a recurring basis. We primarily use the market approach for recurring fair value measurements and use valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs.

We categorize our assets and liabilities recorded at fair value based upon the following fair value hierarchy:

•Level 1 valuations use quoted prices in active markets for identical assets or liabilities that are accessible at the measurement date. An active market is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

•Level 2 valuations use inputs that, in the absence of actively quoted market prices, are observable for the asset or liability, either directly or indirectly. Level 2 inputs include: (a) quoted prices for similar assets or liabilities in active markets, (b) quoted prices for identical or similar assets or liabilities in markets that are not active, (c) inputs other than quoted prices that are observable for the asset or liability such as interest rates and yield curves observable at commonly quoted intervals and (d) inputs that are derived principally from or corroborated by observable market data by correlation or other means. Our Level 2 valuations utilize over-the-counter broker quotes, quoted prices for similar assets or liabilities that are corroborated by correlations or other mathematical means and other valuation inputs.
•Level 3 valuations use unobservable inputs for the asset or liability. Unobservable inputs are used to the extent observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date. We use the most meaningful information available from the market combined with internally developed valuation methodologies to develop our best estimate of fair value.

We utilize several different valuation techniques to measure the fair value of assets and liabilities, relying primarily on the market approach of using prices and other market information for identical and/or comparable assets and liabilities for those items that are measured on a recurring basis.

The fair value of certain investments is measured using the NAV per share as a practical expedient. Such investments measured at NAV are not required to be categorized within the fair value hierarchy.

Contingencies

Our financial results may be affected by judgments and estimates related to contingencies. For loss contingencies, we accrue the loss if an event has occurred on or before the balance sheet date, and:

•information available through the date we file our financial statements indicates it is probable that a loss has been incurred, given the likelihood of uncertain future events; and
•the amount of the loss can be reasonably estimated.

We do not accrue contingencies that might result in gains. We continuously assess contingencies for litigation claims, environmental remediation and other events. See Note 7 for a discussion of contingencies.

Accounting Standards Updates (ASU)

ASU 2023-07 Segment reporting (ASC 280)

In November 2023, the Financial Accounting Standards Board (FASB) issued ASU 2023-07, which expands reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. This ASU requires that a public entity disclose, on an annual and interim basis, significant segment expenses that are regularly provided to an entity's chief operating decision maker (CODM), a description of other segment items by reportable segment, and any additional measures of a segment's profit or loss used by the CODM when deciding how to allocate resources. A public entity that has a single reportable segment is also required to provide all the disclosures required by this ASU and all existing segment disclosures in ASC 280.

Annual disclosures are required for fiscal years beginning after December 15, 2023. Interim disclosures are required for periods within fiscal years beginning after December 15, 2024. Retrospective application is required for all prior periods presented, and early adoption is permitted. We are currently assessing the impact of the requirements on our consolidated financial statements and disclosures.

ASU 2023-09 Improvements to Income Tax Disclosures (ASC 740)

In December 2023, the FASB issued ASU 2023-09, which expands income tax disclosure requirements to include additional information related to the rate reconciliation of our effective tax rates to statutory rates as well as additional disaggregation of taxes paid. This ASU also removed disclosures related to certain unrecognized tax benefits and deferred taxes. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024. This ASU may be applied prospectively or retrospectively, and early adoption is permitted. We are currently assessing the impact of the requirements on our consolidated financial statements and disclosures.

All other newly issued accounting pronouncements not yet effective have been deemed either immaterial or not applicable.

2.    REGULATORY MATTERS

Rate Proceedings

Base Rate Review (PUCT Docket No. 53601)

On April 6, 2023, the PUCT issued a final order in Oncor’s comprehensive base rate review filed in May 2022 with the PUCT and the cities in its service territory that have retained original jurisdiction over rates. New base rates implementing the final order went into effect on May 1, 2023. Key findings made by the PUCT in the final order include setting Oncor’s authorized return on equity at 9.7% (a decrease from Oncor’s prior authorized return on equity of 9.8%), maintaining Oncor’s regulatory capital structure at 57.5% debt to 42.5% equity, approving Oncor’s requested regulatory asset amortization period of five years, changing depreciation rates and lives of certain depreciable assets, and approving Oncor’s requested increase for its annual self-insurance reserve accrual primarily associated with storm related costs. In addition, the final order excluded from rates an acquisition premium and Oncor’s associated amortization costs relating to certain plant facilities acquired by Oncor in 2019, as well as $65 million of certain employee benefit and compensation related costs that Oncor had previously capitalized primarily to property, plant and equipment during the period of 2017 through 2021. As a result, Oncor recognized a charge against income in the first quarter of 2023 for the effects of that $65 million disallowance, as well as an additional $4 million charge against income due to certain similar employee benefit and compensation related costs that were capitalized during 2022. Oncor's total $69 million ($54 million after-tax) write-off consisted of a $55 million ($43 million after-tax) write-off of disallowed capitalized property, plant and equipment reflected in operating expenses and a $14 million ($11 million after-tax) write-off of non-operating cost disallowances related to these disallowed employee benefit and compensation related costs.

On June 30, 2023, the PUCT issued an order on rehearing in response to the motions for rehearing filed by Oncor and certain intervening parties in the proceeding. The order on rehearing made certain technical and typographical corrections to the final order, but otherwise affirmed the material provisions of the final order and did not require modification of the rates that went into effect on May 1, 2023. On September 22, 2023, Oncor filed an appeal in Travis County District Court. The appeal sought judicial review of certain of the order on rehearing’s rate base disallowances (the disallowed 2019 acquisition premium and its associated amortization costs as well as certain of the disallowed employee benefit and compensation related costs that Oncor had previously capitalized) and related expense effects of those disallowances. On February 22, 2024, the court dismissed the appeal for lack of jurisdiction. Oncor is currently evaluating whether to appeal that ruling.

Capital Trackers

Interim DCRF and TCOS rate adjustments, also known as capital trackers, allow Oncor to recover, subject to reconciliation, the cost of certain distribution and transmission investments, respectively, before the investments are considered for prudency in a base rate review. In June 2023, legislation was enacted by the Texas Legislature that increased the number of interim DCRF rate adjustment applications that may be filed by utilities in a single year for certain distribution-related investments from one application to up to two applications per year. Also, under PUCT rules, Oncor can file up to two interim TCOS rate adjustment applications in a calendar year to reflect changes in Oncor’s invested transmission capital. These interim rate applications are subject to a regulatory proceeding and PUCT approval. Investments included in these capital trackers are also subject to prudence review by the PUCT in the next base rate review following such adjustments, with a potential for the PUCT to also order refunds of previously collected amounts if a particular investment is found to be imprudent or inappropriately included in an interim rate adjustment.

TCOS revenues are also impacted by transmission billing units, which are updated to reflect certain changes in average ERCOT-wide peak electricity demand.

In 2023, Oncor filed the following interim rate update applications with the PUCT:

Filing Type	PUCT Docket No.	Investment Through	Filed	Effective Date	Annual Revenue Impact (a)
DCRF	55525	June 2023 (b)	September 2023	December 2023	$53
TCOS	55282	June 2023 (c)	July 2023	September 2023	$42
DCRF	55190	December 2022 (d)	June 2023	September 2023	$153
(a)Annual revenue impact represents the incremental annual revenue impact, after taking into account revenue effects of prior applicable rate adjustments.
(b)Reflects distribution capital investments generally put into service during the period from January 1, 2023 through June 30, 2023.
(c)Reflects transmission capital investments generally put into service during the period from January 1, 2022 through June 30, 2023.
(d)Reflects distribution capital investments generally put into service during the period from January 1, 2022 through December 31, 2022.

Regulatory Assets and Liabilities

Oncor is subject to rate regulation and Oncor’s financial statements reflect regulatory assets and liabilities in accordance with accounting standards related to the effect of certain types of regulation. Regulatory assets and liabilities represent probable future revenues that will be recovered from or refunded to customers through the ratemaking process based on PURA and/or the PUCT’s orders, precedents or substantive rules. Rate regulation is premised on the full recovery of prudently incurred costs and a reasonable rate of return on invested capital subject to PUCT review for reasonableness. Regulatory decisions can have an impact on the recovery of costs, the rate earned on invested capital and the timing and amount of assets to be recovered by rates.

On May 1, 2023, as part of the implementation of new base rates reflecting the final order in Oncor’s comprehensive base rate review (PUCT Docket No. 53601), Oncor commenced a five-year amortization period for certain regulatory assets and liabilities accrued through the end of the December 31, 2021 test year.

The following table presents components of Oncor’s regulatory assets and liabilities and their remaining recovery periods in effect at December 31, 2023.

	Remaining Rate Recovery/Amortization Period in Effect at	At December 31,
	December 31, 2023	2023	2022
Regulatory assets:
Employee retirement liability (a)(b)(c)(d)	To be determined	$189	$157
Employee retirement costs being amortized	5 years	94	158
Employee retirement costs incurred since the last base rate review periods (b)	To be determined	70	91
Self-insurance reserve (primarily storm recovery costs) being amortized	5 years	454	181
Self-insurance reserve incurred since the last base rate review periods (primarily storm related) (b)	To be determined	438	571
Debt reacquisition costs	Lives of related debt	10	15
Under-recovered advanced metering system costs being amortized	5 years	83	107
Energy efficiency program performance bonus (a)	Approximately 1 year	21	28
Wholesale distribution substation service costs being amortized	5 years	65	-
Wholesale distribution substation service costs incurred since the last base rate review periods (b)	To be determined	28	97
Expenses related to COVID-19 being amortized	5 years	30	-
Unrecovered expenses related to COVID-19 incurred since the last base rate review periods (b)	To be determined	2	37
Recoverable deferred income taxes	Various	38	25
Uncollectible payments from REPs being amortized	5 years	7	-
Uncollectible payments from REPs incurred since the last base rate review periods (b)	To be determined	-	8
Other regulatory assets	Various	27	27
Total regulatory assets		1,556	1,502

Regulatory liabilities:
Estimated net removal costs	Lives of related assets	1,519	1,431
Excess deferred taxes	Primarily over lives of related assets	1,311	1,375
Over-recovered wholesale transmission service expense (a)	Approximately 1 year	64	101
Unamortized gain on reacquisition of debt	Lives of related debt	25	25
Employee retirement costs over-recovered being refunded	5 years	23	-
Employee retirement costs over-recovered since the last base rate review periods (b)	To be determined	39	60
Other regulatory liabilities	Various	19	22
Total regulatory liabilities		3,000	3,014
Net regulatory assets (liabilities)		$(1,444)	$(1,512)
____________
(a)Not earning a return in the regulatory rate-setting process.
(b)Recovery/refund is specifically authorized by statute or by the PUCT, subject to reasonableness review.
(c)Represents unfunded liabilities recorded in accordance with pension and OPEB accounting standards.

(d)Reflects a $20 million reclassification related to certain employee retirement liabilities from regulatory assets to other comprehensive income in the first quarter of 2023, recorded as a result of the final order in Oncor's comprehensive base rate review (PUCT Docket No. 53601).

3. REVENUES

General

Oncor’s revenue is billed monthly under tariffs approved by the PUCT and the majority of revenues are related to providing electric delivery service to consumers. Tariff rates are designed to recover the cost of providing electric delivery service to customers including a reasonable rate of return on invested capital. As the volumes delivered can be directly measured, Oncor's revenues are recognized when the underlying service has been provided in an amount prescribed by the related tariff. Oncor recognizes revenue in the amount that it has the right to invoice. Substantially all of Oncor’s revenues are from contracts with customers except for alternative revenue program revenues discussed below.

Reconcilable Tariffs

The PUCT has designated certain tariffs (primarily TCRF, EECRF, rate case expense riders and mobile generation riders) as reconcilable, which means the differences between amounts billed under these tariffs and the related incurred costs are deferred as either regulatory assets or regulatory liabilities. Accordingly, at prescribed intervals, future tariffs are adjusted to either collect regulatory assets or refund regulatory liabilities.

Alternative Revenue Program

The PUCT has implemented an incentive program allowing Oncor to earn energy efficiency program performance bonuses by exceeding PURA-mandated energy efficiency program targets. This incentive program and the related performance bonus revenues are considered an “alternative revenue program” under GAAP. Annual performance bonuses are recognized as revenue when approved by the PUCT, typically in the third or fourth quarter each year. The PUCT approved annual energy efficiency program performance bonuses of $21 million and $28 million in 2023 and 2022, respectively, that Oncor recognized in other miscellaneous revenues.

Disaggregation of Revenues

The following table reflects electric delivery revenues disaggregated by tariff:

	Years Ended December 31,
	2023	2022	2021
Operating revenues
Revenues contributing to earnings:
Distribution base revenues	$2,628	$2,447	$2,217
Transmission base revenues (TCOS revenues)
Billed to third-party wholesale customers	959	944	879
Billed to REPs serving Oncor distribution customers, through TCRF	539	528	479
Total transmission base revenues	1,498	1,472	1,358
Other miscellaneous revenues	109	112	104
Total revenues contributing to earnings	4,235	4,031	3,679

Revenues collected for pass-through expenses:
TCRF – third-party wholesale transmission service	1,291	1,162	1,039
EECRF and other revenues	60	50	46
Total revenues collected for pass-through expenses	1,351	1,212	1,085
Total operating revenues	$5,586	$5,243	$4,764

Customers

At December 31, 2023, Oncor’s distribution business customers primarily consisted of over 100 REPs that sell electricity Oncor distributes to end-use consumers in Oncor’s certificated service area. The majority of consumers of the electricity Oncor delivers through Oncor’s distribution business are free to choose their electricity supplier from REPs who compete for their business. Oncor’s network transmission revenues are collected from load serving entities benefitting from our transmission system. Oncor’s transmission business customers consist of municipally-owned utilities, electric cooperatives and other distribution companies. Revenues from REP subsidiaries of Oncor’s two largest customers, collectively represented 25% and 23%, respectively, of Oncor’s total operating revenues for the year ended December 31, 2023, 26% and 24%, respectively, of Oncor’s total operating revenues for the year ended December 31, 2022 and 25% and 23%, respectively, of Oncor’s total operating revenues for the year ended December 31, 2021. No other customer represented more than 10% of Oncor’s total operating revenues during such periods.

Variability

Oncor’s revenues and cash flows are subject to seasonality, timing of customer billings, weather conditions and other electricity usage drivers, with revenues being highest in the summer. Payment of customer billings is due 35 days after invoicing. Under a PUCT rule relating to the Certification of Retail Electric Providers, write-offs of uncollectible amounts owed by REPs are recoverable as a regulatory asset.

Pass-through Expenses

Revenue equal to expenses that are allowed to be passed-through to customers (primarily third-party wholesale transmission service and energy efficiency program costs) are recognized at the time the expense is recognized. Franchise taxes are assessed by local governmental bodies, based on kWh delivered and are not a “pass-through” item. The rates Oncor charges customers are intended to recover the franchise taxes, but Oncor is not acting as an agent to collect the taxes from customers; therefore, franchise taxes are reported as a principal component of “taxes other than amounts related to income taxes” instead of a reduction to “revenues” in the income statement.

4. INCOME TAXES

Components of Deferred Income Taxes

The components of our deferred income taxes not attributable to noncontrolling interests are provided in the table below.

	At December 31,
	2023	2022
Deferred Tax Assets:
Section 704c income	$248	$235
Total deferred tax assets	248	235
Deferred Tax Liabilities:
Partnership outside basis difference	85	85
Basis difference in partnership	1,785	1,667
Total deferred tax liabilities	1,870	1,752
Accumulated deferred income taxes - net	$1,622	$1,517

Income Tax Expenses (Benefits)

The components of our income tax expenses (benefits) are as follows:

	Years Ended December 31,
	2023	2022	2021
Reported in operating expenses:
Current:
U.S. federal	$88	$136	$79
State	29	27	24
Deferred U.S. federal	69	39	63
Amortization of investment tax credits	(1)	(1)	(1)
Total reported in operating expenses	185	201	165
Reported in Nonoperating income tax expenses (benefits):
Current U.S. federal	3	(12)	(18)
Deferred U.S. federal	4	14	16
Total reported in nonoperating income tax expenses (benefits)	7	2	(2)
Total income tax expenses	$192	$203	$163

Reconciliation of income taxes computed at the U.S. federal statutory rate to income taxes:

	Years Ended December 31,
	2023	2022	2021
Income before income taxes	$1,041	$1,096	$923
Income taxes at the U.S. federal statutory rate of 21%	$219	$230	$194
Amortization of investment tax credits – net of deferred tax effect	(1)	(1)	(1)
Amortization of excess deferred taxes	(51)	(52)	(52)
Texas margin tax, net of federal tax benefit	22	22	19
Nontaxable gains on benefit plan investments	(3)	-	(3)
Other	6	4	6
Income tax expense	$192	$203	$163
Effective rate	18.4%	18.5%	17.7%

At December 31, 2023 and 2022, net amounts of $1.622 billion and $1.517 billion, respectively, were reported in the balance sheets as accumulated deferred income taxes – net. These amounts include $1.785 billion and $1.667 billion, respectively, related to our investment in Oncor. Additionally, we had net deferred tax assets of $163 million and $150 million, related to our outside basis differences in Oncor at December 31, 2023 and 2022, respectively, and none related to our other temporary differences.

Accounting For Uncertainty in Income Taxes

For federal income tax purposes, the statute of limitations is open for partnership tax returns for the years beginning after December 31, 2019. Oncor filed refund claims for the tax years ending December 31, 2018 and 2019, but no additional tax may be assessed for these tax years. Oncor has also filed refund claims for the tax years ending December 31, 2020 and 2021.

Texas margin tax returns are still open for tax years beginning after 2018. Oncor has filed refund claims for the tax year ending December 31, 2018 (2019 report year), but no additional tax may be assessed for 2018.

Oncor is not a member of another entity’s consolidated tax group and assess Oncor’s liability for uncertain tax positions in Oncor’s partnership returns. The following table represents the changes to the uncertain tax positions reported in other noncurrent liabilities in Oncor’s consolidated balance sheets for the years ended December 31, 2023 and 2022:

	Years Ended December 31,
	2023	2022
Balance at January 1, excluding interest and penalties	$1	$-
Additions based on tax positions related to prior years	2	1
Balance at December 31, excluding interest and penalties	$3	$1

Noncurrent liabilities included $1 million of accrued interest related to uncertain tax positions at December 31, 2023 and negligible amounts at December 31, 2022 and 2021, respectively. There was $1 million recorded related to interest and penalties in the year ended December 31, 2023 and negligible amounts in the years ended December 31, 2022 and 2021, respectively. The federal income tax benefit on the interest accrued on uncertain tax positions, if any, is recorded as liability in lieu of deferred income taxes.

5.     SHORT-TERM BORROWINGS

Oncor Holdings (parent company) is prohibited in its limited liability company agreement from directly incurring indebtedness for borrowed money. The following table reflects Oncor’s outstanding short-term borrowings and available unused credit under the $2B Credit Facility and CP Program at December 31, 2023 and 2022:

	At December 31,
	2023	2022
Total $2B Credit Facility borrowing capacity	$2,000	$2,000
$2B Credit Facility outstanding borrowings	-	-
Commercial paper outstanding (a)	(282)	(198)
Letters of credit outstanding	-	-
Available unused credit	$1,718	$1,802
____________
(a)The weighted average interest rate for CP Notes was 5.54% and 4.58% at December 31, 2023 and December 31, 2022, respectively. All outstanding CP Notes at December 31, 2023 and December 31, 2022 had maturity dates of less than one year.

$2B Credit Facility

Oncor’s unsecured revolving $2B Credit Facility has a borrowing capacity of $2.0 billion and a maturity date of November 9, 2028. Oncor has the option to request an increase in its borrowing capacity of up to $400 million in $100 million minimum increments, subject to certain conditions, including lender approvals. Borrowings under the $2B Credit Facility, if any, are classified as short-term on the balance sheet.

Borrowings under the $2B Credit Facility bear interest at a per annum rate equal to, at Oncor’s option, (i) term SOFR for the interest period relevant to such borrowing, plus an adjustment of 0.10% (the SOFR Adjustment), plus an applicable margin of between 0.875% and 1.50%, depending on certain credit ratings assigned to us, or (ii) an alternate base rate (equal to the greatest of (1) the prime rate as quoted by The Wall Street Journal on such date, (2) the greater of the federal funds effective rate or the overnight bank funding rate, plus 0.50%, and (3) term SOFR for a one-month interest period on such date, plus the SOFR Adjustment, plus 1.0%), plus, in the case of clauses (1) through (3), an applicable margin of between 0.00% and 0.50%, depending on certain credit ratings assigned to Oncor’s debt. The $2B Credit Facility also provides for an alternative rate of interest upon the occurrence of certain events related to the current rate of interest benchmark.

A commitment fee is payable quarterly in arrears and upon termination or commitment reduction at a rate per annum equal to between 0.075% and 0.225%, depending on certain credit ratings assigned to us, of the commitments under the $2B Credit Facility. Letter of credit fees under the $2B Credit Facility are payable quarterly in arrears and upon termination at a rate per annum equal to the applicable margin for adjusted term SOFR under the $2B Credit Facility. Fronting fees in an amount as separately agreed by Oncor and any fronting bank that issues a letter of credit are also payable quarterly in arrears and upon termination to each such fronting bank.

The $2B Credit Facility includes sustainability-linked pricing metrics related to specific environmental and employee health and safety sustainability objectives. The $2B Credit Facility provides that the applicable margin and commitment fee may be increased, decreased or have no change depending on Oncor’s annual performance on the two sustainability-linked pricing metrics set forth in the facility. The maximum pricing adjustment in any given year is +/- 0.01% on the commitment fee and +/- 0.05% on the applicable margin.

The $2B Credit Facility requires that Oncor maintain a maximum consolidated senior debt to consolidated total capitalization ratio of 0.65 to 1.00 and observe certain customary reporting requirements and other affirmative covenants. At December 31, 2023, Oncor was in compliance with these covenants.

The $2B Credit Facility also contains customary events of default for facilities of this type, the occurrence of which would allow the lenders to accelerate all outstanding loans and terminate their commitments, including certain changes in control of Oncor that are not permitted transactions under the $2B Credit Facility and cross-default provisions in the event Oncor or any of its subsidiaries defaults on indebtedness in a principal amount in excess of $100 million or receives judgments for the payment of money in excess of $100 million that are not discharged or stayed within 60 days.

CP Program

Oncor maintains the CP Program under which Oncor may issue unsecured CP Notes (with a maturity date not exceeding 397 days from the date of issuance) on a private placement basis up to a maximum aggregate face or principal amount outstanding at any time of $2.0 billion. The proceeds of CP Notes issued under the CP Program are used for working capital and general corporate purposes. The CP Program obtains liquidity support from the $2B Credit Facility discussed above. Oncor may utilize either the CP Program or the $2B Credit Facility, at Oncor’s option, to meet its funding needs.

6. LONG-TERM DEBT

Oncor Holdings (parent company) is prohibited in its limited liability company agreement from directly incurring indebtedness for borrowed money. At December 31, 2023, Oncor’s long-term debt consisted of fixed rate senior secured notes. Oncor’s senior secured notes are secured equally and ratably by a first priority lien on certain transmission and distribution assets. See “Deed of Trust” below for additional information. At December 31, 2023 and 2022, Oncor’s long-term debt consisted of the following:

	At December 31,
	2023	2022
Fixed Rate Secured:
2.75% Senior Notes due June 1, 2024	$500	$500
2.95% Senior Notes due April 1, 2025	350	350
0.55% Senior Notes due October 1, 2025	450	450
3.86% Senior Notes, Series A, due December 3, 2025	174	174
3.86% Senior Notes, Series B, due January 14, 2026	38	38
5.50% Senior Notes, Series C, due May 1, 2026	200	-
4.30% Senior Notes due May 15, 2028	600	-
3.70% Senior Notes due November 15, 2028	650	650
5.75% Senior Notes due March 15, 2029	318	318
2.75% Senior Notes due May 15, 2030	700	700
5.34% Senior Notes, Series D, due May 1, 2031	100	-
7.00% Senior Notes due May 1, 2032	494	494
4.15% Senior Notes due June 1, 2032	400	400
4.55% Senior Notes due September 15, 2032	700	700
7.25% Senior Notes due January 15, 2033	323	323
5.65% Senior Notes due November 15, 2033	800	-
5.45% Senior Notes, Series E, due May 1, 2036	100	-
7.50% Senior Notes due September 1, 2038	300	300
5.25% Senior Notes due September 30, 2040	475	475
4.55% Senior Notes due December 1, 2041	400	400
5.30% Senior Notes due June 1, 2042	348	348
3.75% Senior Notes due April 1, 2045	550	550
3.80% Senior Notes due September 30, 2047	325	325
4.10% Senior Notes due November 15, 2048	450	450
3.80% Senior Notes due June 1, 2049	500	500
3.10% Senior Notes due September 15, 2049	700	700
3.70% Senior Notes due May 15, 2050	400	400
2.70% Senior Notes due November 15, 2051	500	500
4.60% Senior Notes due June 1, 2052	400	400
4.95% Senior Notes due September 15, 2052	900	500
5.35% Senior Notes due October 1, 2052	300	300
Fixed rate secured long-term debt	13,445	11,245
Variable Rate Unsecured:
Term loan credit agreement due August 30, 2023	-	100
Total long-term debt	13,445	11,345
Unamortized discount, premium and debt issuance costs	(151)	(117)
Less amount due currently (a)	-	(100)
Long-term debt, noncurrent	$13,294	$11,128

____________
(a)In accordance with ASC 470-10 “Debt,” Oncor’s intent to refinance the $500 million aggregate principal amount of Oncor’s 2.75% Senior Notes due June 1, 2024 on a long-term basis and Oncor’s ability to refinance the obligation through the available capacity of Oncor’s AR Facility and the $500M Credit Facility results in the 2.75% Senior Notes due June 1, 2024 being classified as long-term debt, noncurrent.

Deed of Trust

Oncor’s long-term senior secured notes are secured equally and ratably by a first priority lien on all property acquired or constructed by Oncor for use in its electricity transmission and distribution business, subject to certain exceptions. The property is mortgaged under the Deed of Trust. The Deed of Trust permits Oncor to secure indebtedness with the lien of the Deed of Trust up to the aggregate of (i) the amount of available bond credits, and (ii) 85% of the lower of the fair value or cost of certain property additions that could be certified to the Deed of Trust collateral agent.

Long-Term Debt-Related Activities in 2023

Senior Secured Notes

March 2023 Note Purchase Agreement

On March 29, 2023, Oncor entered into a note purchase agreement (March 2023 NPA) with the purchasers named therein, which provided for the issuance by Oncor of certain senior secured notes. Pursuant to the March 2023 NPA, on March 29, 2023, Oncor sold $200 million aggregate principal amount of 5.50% Senior Secured Notes, Series C, due May 1, 2026 (Series C Notes), $72 million aggregate principal amount of 5.34% Senior Secured Notes, Series D, due May 1, 2031 (Initial Series D Notes) and $80 million aggregate principal amount of 5.45% Senior Secured Notes, Series E, due May 1, 2036 (Initial Series E Notes), and on April 26, 2023, Oncor sold an additional $28 million aggregate principal amount of 5.34% Senior Secured Notes, Series D, due May 1, 2031 (Additional Series D Notes and, together with the Initial Series D Notes, the Series D Notes) and an additional $20 million aggregate principal amount of 5.45% Senior Secured Notes, Series E, due May 1, 2036 (Additional Series E Notes and together with the Initial Series E Notes, Series E Notes). The senior secured notes issued under the March 2023 NPA are secured pursuant to the Deed of Trust.

The March 2023 NPA provides for optional prepayment and make-whole payments with respect to any series of notes issued under the March 2023 NPA. The March 2023 NPA also contains customary covenants, restricting Oncor, subject to certain exceptions, from among other things, entering into mergers and consolidations, and sales of substantial assets. In addition, the March 2023 NPA requires that Oncor maintain a consolidated senior debt to consolidated total capitalization ratio of no greater than 0.65 to 1.00 and observe certain customary reporting requirements and other affirmative covenants.

The March 2023 NPA contains customary events of default, including the failure to pay principal or interest when due, among others. If any such event of default occurs and is continuing, among other remedies provided in the March 2023 NPA, the outstanding principal of the notes issued under the March 2023 NPA may be declared due and payable.

Oncor used the proceeds from the sale of the senior secured notes under the March 2023 NPA for general corporate purposes, including repayment of outstanding CP Notes.

The Series C Notes bear interest at a rate of 5.50% per annum and mature on May 1, 2026. The Series D Notes bear interest at a rate of 5.34% per annum and mature on May 1, 2031. The Series E Notes bear interest at a rate of 5.45% per annum and mature on May 1, 2036. Interest on the senior secured notes issued on March 29, 2023 was accrued beginning from March 29, 2023. Interest on the senior secured notes issued on April 26, 2023 was accrued beginning from April 26, 2023. All interest will be payable semi-annually on May 1 and November 1 of each year, beginning on November 1, 2023.

Issuance of Senior Secured Notes Under Indenture (2028 Notes and 2052 Notes)

On May 11, 2023, Oncor issued $600 million aggregate principal amount of 4.30% Senior Secured Notes due May 15, 2028 (2028 Notes) and $400 million aggregate principal amount of 4.95% Senior Secured Notes due September 15, 2052 (2052 Notes). The 2052 Notes constitute an additional issuance of Oncor’s 4.95% Senior Secured Notes due 2052, $500 million of which Oncor previously issued on September 8, 2022. The 2028 Notes and 2052 Notes were issued under one of Oncor’s existing indentures and are secured pursuant to the Deed of Trust.

Oncor used the proceeds (net of the initial purchasers’ discount fees, expenses and accrued interest) of approximately $970 million from the sale of the 2028 Notes and 2052 Notes for general corporate purposes, including to repay on May 11, 2023, the full amount of $625 million outstanding under Oncor’s unsecured term loan credit agreement, dated January 24, 2023, the full amount of $150 million outstanding under Oncor’s unsecured term loan credit agreement, dated March 22, 2023, and the then-full amount of $100 million outstanding under Oncor’s AR Facility.

The 2028 Notes bear interest at a rate of 4.30% per annum and mature on May 15, 2028. The 2052 Notes bear interest at a rate of 4.95% per annum and mature on September 15, 2052. Interest on the 2028 Notes accrued from May 11, 2023 and will be payable semi-annually on May 15 and November 15 of each year, beginning on November 15, 2023. Interest on the 2052 Notes accrued from March 15, 2023, and will be payable semi-annually on March 15 and September 15 of each year, beginning on September 15, 2023. Prior to April 15, 2028 in the case of the 2028 Notes and March 15, 2052 in the case of the 2052 Notes, Oncor may redeem such notes at any time, in whole or in part, at a price equal to 100% of their principal amount, plus accrued and unpaid interest and a “make-whole” premium. On and after April 15, 2028 in the case of the 2028 Notes and March 15, 2052 in the case of the 2052 Notes, Oncor may redeem them at any time, in whole or in part, at a redemption price equal to 100% of the principal amount of such notes, plus accrued and unpaid interest.

Issuance of Senior Secured Notes Under Indenture (2033 Notes)

On November 13, 2023, Oncor issued $800 million aggregate principal amount of 5.65% Senior Secured Notes due November 15, 2033 (2033 Notes). The 2033 Notes were issued under one of Oncor’s existing indentures and are secured pursuant to the Deed of Trust.

Oncor used the proceeds (net of the initial purchasers’ discount fees and expenses) of approximately $791 million from the sale of the 2033 Notes for general corporate purposes, including to repay the then-full amount of $500 million outstanding under Oncor’s AR Facility.

The 2033 Notes bear interest at a rate of 5.65% per annum and mature on November 15, 2033. Interest on the 2033 Notes accrued from November 13, 2023 and will be payable semi-annually on May 15 and November 15 of each year, beginning on May 15, 2024. Prior to August 15, 2033, Oncor may redeem such notes at any time, in whole or in part, at a price equal to 100% of the principal amount, plus accrued and unpaid interest and a “make-whole” premium. On and after August 15, 2033, Oncor may redeem them at any time, in whole or in part, at a redemption price equal to 100% of the principal amount of such notes, plus accrued and unpaid interest.

AR Facility

On April 28, 2023, Oncor and its bankruptcy-remote special purpose entity Receivables LLC, a wholly-owned subsidiary of Oncor, established the AR Facility, a revolving accounts receivable securitization facility. Under the terms of the AR Facility, Oncor sells or contributes all of its existing and future accounts receivable from REPs and certain related rights to Receivables LLC as contemplated by the terms of the AR Facility. Receivables LLC then pledges those REP receivables and related rights to the lenders under the AR Facility as collateral for borrowings. Oncor serves as servicer of the AR Facility and receives a fee from Receivables LLC equal to 1.00% per annum of the aggregate unpaid balance of receivables as of the last day of each settlement period.

Receivables LLC’s sole business consists of the purchase or acceptance through capital contributions of the receivables and related rights from Oncor and the subsequent retransfer of or granting of a security interest in such receivables and related rights to the administrative agent for the benefit of the lenders pursuant to the receivables financing agreement. Receivables LLC is a separate legal entity with its own separate creditors who will be entitled, upon its liquidation, to have amounts owed to them be satisfied out of Receivables LLC’s assets prior to any assets or value in Receivables LLC becoming available to Receivables LLC’s equity holder. The assets of Receivables LLC are not available to pay creditors of Oncor or any affiliate thereof.

Receivables LLC is considered a VIE. See Note 12 for more information related to Oncor’s consolidated VIE.

Oncor has access to the AR Facility, under which Receivables LLC may borrow at any one time an amount equal to the borrowing base. The borrowing base is defined under the receivables financing agreement as an amount equal to the lesser of (i) the facility limit of $500 million and (ii) the amount calculated based on the outstanding balance of eligible receivables held as collateral at a particular time, subject to certain reserves, concentration limits, and other limitations.

At December 31, 2023, the borrowing base for the AR Facility was $500 million and no borrowings were outstanding under the AR Facility.

The agreements relating to the AR Facility contain customary representations and warranties, affirmative and negative covenants, and events of default, including but not limited to those providing for the acceleration of amounts owed under the AR Facility if, among other things, Receivables LLC fails to pay interest or other amounts due, Receivables LLC becomes insolvent or subject to bankruptcy proceedings or certain judicial judgments or breaches of certain representations and warranties and covenants. The AR Facility will terminate at the earlier of (i) April 28, 2026, (ii) the date on which the termination date is declared or deemed to have occurred upon the exercise of remedies by the administrative agent, or (iii) the date that is 30 days after notice by Receivables LLC. Subject to the consent of the administrative agent and the lenders, Receivables LLC may, 30 days prior to each anniversary date of the receivables financing agreement, extend the AR Facility in one-year increments subject to lender approval.

Term Loan Credit Agreement Activity

On January 9, 2023, Oncor repaid the remaining $100 million principal amount outstanding under a term loan credit agreement, dated July 6, 2022, that was due to mature on August 30, 2023. Following such repayment, no borrowings remained outstanding and the term loan credit agreement ceased to be in effect.

On January 24, 2023, Oncor entered into an unsecured term loan credit agreement with a commitment equal to an aggregate principal amount of $625 million. The term loan credit agreement had a maturity date of February 28, 2024. On January 27, 2023, Oncor borrowed $500 million and on February 27, 2023, Oncor borrowed the remaining $125 million under the term loan credit agreement. The proceeds from the borrowings were used for general corporate purposes, including repayment of outstanding CP Notes. Loans under the term loan credit agreement bore interest at a rate per annum equal to SOFR calculated based on term SOFR for a one-month interest period as of a specified date, plus the SOFR Adjustment, plus a spread of 0.85%. On May 11, 2023, Oncor repaid the full $625 million aggregate principal amount outstanding under the term loan credit agreement. As a result of the repayment, no borrowings remained outstanding and the term loan credit agreement ceased to be in effect.

On March 22, 2023, Oncor entered into an unsecured term loan credit agreement with a commitment equal to an aggregate principal amount of $150 million. The term loan credit agreement had a maturity date of April 30, 2024. On March 23, 2023, Oncor borrowed $150 million under the term loan credit agreement. The proceeds from the borrowing were used for general corporate purposes, including repayment of outstanding CP Notes. Loans under the term loan credit agreement bore interest at a rate per annum equal to SOFR calculated based on term SOFR for a one-month interest period as of a specified date plus a spread of 0.95%. On May 11, 2023, Oncor repaid the full $150 million aggregate principal amount outstanding under the term loan credit agreement. As a result of the repayment, no borrowings remained outstanding and the term loan credit agreement ceased to be in effect.

Interest Rate Hedge Transactions

In November 2023, Oncor entered into interest rate hedge transactions hedging the variability of benchmark bond rates used to determine the interest rates on the anticipated issuance of ten-year senior secured notes. The hedges were terminated in November 2023 upon the issuance of Oncor’s 2033 Notes, and a $4 million ($3 million after-tax) loss was reported in other comprehensive income. Oncor expects approximately $3 million of the amount reported in accumulated other comprehensive loss at December 31, 2023 related to interest rate hedges entered into in November 2023, as well as interest rate hedges entered into in prior years to be reclassified into net income as an increase to interest expense within the next 12 months.

Maturities

Oncor’s long-term debt maturities at December 31, 2023, are as follows:

Years	Amounts (a)
2024	$500
2025	974
2026	238
2027	-
2028	1,250
Thereafter	10,483
Total	$13,445
____________
(a)Excludes debt discounts, debt premiums and debt issuance costs.

Fair Value of Long-Term Debt

At December 31, 2023 and 2022, the estimated fair value of Oncor’s long-term debt (including current maturities) totaled $12.798 billion and $10.398 billion, respectively, and the carrying amount totaled $13.294 billion and $11.228 billion, respectively. The fair value is estimated using observable market data, representing Level 2 valuations under accounting standards related to the determination of fair value.

Long-Term Debt-Related Activities in 2024

Subsequent Borrowings under AR Facility

On January 30, 2024, Oncor borrowed $300 million aggregate principal amount under the AR Facility.

$500M Credit Facility

On February 21, 2024, Oncor entered into its new unsecured revolving $500M Credit Facility. The $500M Credit Facility has a borrowing capacity of $500 million and a maturity date of February 21, 2027. The $500M Credit Facility gives Oncor the option to request an increase in borrowing capacity of up to $500 million in $100 million minimum increments, subject to certain conditions, including lender approvals. The $500M Credit Facility also provides Oncor with the option to request that each lender extend the term of its commitment for up to two additional one-year periods, subject to certain conditions, including lender approvals.

Borrowings under the $500M Credit Facility bear interest at a per annum rate equal to, at Oncor’s option, (i) term SOFR for the interest period relevant to such borrowing, plus an adjustment of 0.10% (the SOFR Adjustment), plus an applicable margin of between 0.875% and 1.50%, depending on certain credit ratings assigned to us, or (ii) an alternate base rate (equal to the greatest of (1) the prime rate publicly announced from time to time by the administrative agent as its prime rate, (2) the federal funds effective rate, plus 0.50%, and (3) term SOFR for a one-month interest period on such date, plus the SOFR Adjustment, plus 1.0%), plus, in the case of clauses (1) through (3), an applicable margin of between 0.00% and 0.50%, depending on certain credit ratings assigned to Oncor’s debt. The $500M Credit Facility also provides for an alternative rate of interest upon the occurrence of certain events related to the current rate of interest benchmark.

A commitment fee is payable quarterly in arrears and upon termination or commitment reduction at a rate per annum equal to between 0.075% and 0.625% of the commitments under the $500M Credit Facility, depending on certain credit ratings assigned to us and the utilization percentage. The utilization percentage is determined by dividing the aggregate principal amount of loans outstanding under the $500M Credit Facility by the total commitments.

On February 23, 2024, Oncor submitted an irrevocable borrowing request under the $500M Credit Facility for a $220 million borrowing to be made on February 28, 2024. Oncor intends to use the proceeds from the borrowing for general corporate purposes, including to repay outstanding CP Notes. Following the borrowing, $280 million will be available for future borrowings under the $500M Credit Facility.

7.    COMMITMENTS AND CONTINGENCIES

Leases

General

A lease exists when a contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. As lessee, Oncor’s leased assets primarily consist of Oncor’s vehicle fleet and real estate leased for company offices and service centers. Oncor’s leases are accounted for as operating leases for GAAP purposes. At December 31, 2023 and 2022, Oncor had $4 million and $5 million, respectively, in GAAP operating leases for temporary emergency electric energy facilities that are treated as capital leases solely for rate-making purposes as required by PURA. Oncor generally recognizes operating lease costs on a straight-line basis over the lease term in operating expenses. Oncor is not a lessor to any material lease contracts.

As of the lease commencement date, Oncor recognizes a lease liability for Oncor’s obligation to make lease payments, which is initially measured at present value using Oncor’s incremental borrowing rate at the date of lease commencement, unless the rate implicit in the lease is readily determinable. Oncor determines its incremental borrowing rate based on the rate of interest that it would have to pay to borrow an amount equal to the lease payments on a collateralized basis over a similar term in a similar economic environment. Oncor also records a ROU asset for its right to use the underlying asset, which is initially equal to the lease liability and adjusted for any lease payments made at or before lease commencement, lease incentives and any initial direct costs.

Some of Oncor’s lease agreements contain nonlease components, which represent items or activities that transfer a good or service. Oncor separates lease components from nonlease components, if any, for Oncor’s fleet vehicle and real estate leases for purposes of calculating the related lease liability and ROU asset.

Certain of Oncor’s leases include options to extend the lease terms for up to 20 years, while others include options to terminate early. Oncor’s lease liabilities and ROU assets are based on lease terms that may include such options to extend or terminate the lease when it is reasonably certain that Oncor will exercise that option.

Short-term Leases

Some of Oncor’s contracts are short-term leases, which have a lease term of 12 months or less at lease commencement. As allowed by GAAP, Oncor does not recognize a lease liability or ROU asset arising from short-term leases for all existing classes of underlying assets. Oncor recognizes short-term lease costs on a straight-line basis over the lease term.

Lease Obligations, Lease Costs and Other Supplemental Data

The following table presents GAAP operating lease related balance sheet information:

	At December 31,
	2023	2022
ROU assets:
Operating lease ROU and other assets (noncurrent)	$122	$145

Lease liabilities:
Operating lease and other current liabilities	$35	$38
Operating lease and other obligations (noncurrent)	112	131
Total operating lease liabilities	$147	$169

Weighted-average remaining lease term (in years)	6	6
Weighted-average discount rate	2.8%	2.6%
The following table presents costs related to lease activities:

	Years Ended December 31,
	2023	2022	2021
Operating lease costs (including amounts allocated to property, plant and equipment)	$53	$52	$51
Short-term lease costs	13	9	11
Total operating lease costs	$66	$61	$62

The following table presents lease related cash flows and other information:

	Years Ended December 31,
	2023	2022	2021
Cash paid for amounts included in the measurement of operating lease liabilities	$47	$49	$40

ROU assets obtained in exchange for operating lease obligations (noncash)	$19	$42	$52

The following table presents the maturity analysis of Oncor’s operating lease liabilities and reconciliation to the present value of lease liabilities:

Years	Amounts
2024	$38
2025	28
2026	20
2027	15
2028	11
Thereafter	44
Total undiscounted lease payments	156
Less imputed interest	(9)
Total operating lease obligations (a)	$147
____________
(a)Excludes the effects of a 15-year operating lease liability entered into by Oncor in December 2023 that is scheduled to commence during 2024. The estimated $64 million present value of the lease obligation is not yet recorded on the Consolidated Balance Sheets.

Sales and Use Tax Audits

Oncor is subject to sales and use tax audits in the normal course of business. As of December 31, 2023, the Texas State Comptroller’s office was conducting three sales and use tax audits for audit periods covering January 2010 through June 2013, July 2013 through December 2017, and January 2018 through December 2022.

In January 2024, Oncor reached a settlement agreement with the Texas State Comptroller’s office for the sales and use tax audit for the January 2010 through June 2013 audit period that results in a total refund of $63 million, net of consulting fees. The effects of the net refund will be recorded in the first quarter of 2024. No other audit reports have been issued. While the outcome of the ongoing audits is uncertain, based on our analysis, we do not expect the ultimate resolution of these audits will have a material adverse effect on our financial position, results of operations, or cash flows.

Energy Efficiency Spending

Oncor is required to annually invest in programs designed to improve customer electricity demand and consumption efficiencies to satisfy ongoing regulatory requirements. The requirement for the year 2024 is $49 million, which is recoverable through EECRF rates.

Legal/Regulatory Proceedings

On April 6, 2023, the PUCT issued a final order in Oncor’s comprehensive base rate review filed in May 2022 with the PUCT and the cities in Oncor’s service territory that have retained original jurisdiction over rates. New base rates implementing the final order went into effect on May 1, 2023. See Note 2 above for additional information regarding these proceedings. Oncor is also involved in other legal and administrative proceedings in the normal course of business, the ultimate resolution of which, in the opinion of management, should not have a material effect upon Oncor’s financial position, results of operations, or cash flows.

Labor Contracts

At December 31, 2023, approximately 17% of Oncor’s full-time employees were represented by a labor union and covered by a collective bargaining agreement that expires in October 2026.

Environmental Contingencies

Oncor must comply with environmental laws and regulations applicable to the handling and disposal of hazardous waste. Oncor is in compliance with all current laws and regulations. The impact, if any, of changes to existing regulations or the implementation of new regulations is not determinable. The costs to comply with environmental regulations can be significantly affected by the following external events or conditions:

•changes to existing state or federal regulation by governmental authorities having jurisdiction over control of toxic substances and hazardous and solid wastes, and other environmental matters, and

•the identification of additional sites requiring clean-up or the filing of other complaints in which Oncor may be asserted to be a potential responsible party.

Oncor has not identified any significant potential environmental liabilities at this time.

8. MEMBERSHIP INTERESTS - ONCOR HOLDINGS

Contributions

On February 16, 2024, Oncor Holdings received cash capital contributions from its member totaling $193 million. During 2023, Oncor Holdings received the following cash capital contributions from its member, each of which it subsequently contributed to Oncor.

Receipt Dates	Amounts
February 13, 2023	$86
April 27, 2023	$92
July 27, 2023	$92
October 26, 2023	$93

Distributions

While there are no direct restrictions on our ability to distribute our net income that are currently material, substantially all of our net income is derived from Oncor. Our board of directors or a majority of the Disinterested Directors, can withhold distributions (other than contractual tax payments) to the extent they determine that it is necessary to retain such amounts to meet the company’s expected future requirements.

The Sempra Order and the limited liability company agreement set forth various restrictions on distributions to members. Among those restrictions is the commitment that Oncor will make no distributions (other than contractual tax payments) to its members that would cause Oncor to exceed its debt-to-equity ratio authorized by the PUCT. The distribution restrictions also include the ability of a majority of Oncor’s Disinterested Directors, or either of the two member directors designated by Texas Transmission, to limit distributions to the extent each determines it is necessary to meet expected future requirements of Oncor (including continuing compliance with the PUCT debt-to-equity ratio commitment). In addition, the distribution restrictions also require Oncor to suspend dividends and other distributions (except for contractual tax payments) if the credit rating on Oncor’s senior secured debt by any of the three major rating agencies falls below BBB (or the equivalent), unless otherwise allowed by the PUCT.

Oncor’s current authorized regulatory capital structure is 57.5% debt to 42.5% equity. The PUCT has the authority to determine what types of debt and equity are included in a utility’s regulatory debt-to-equity ratio. For purposes of this ratio, debt is calculated as long-term debt including any finance leases plus unamortized gains on reacquired debt less unamortized issuance expenses, premiums and losses on reacquired debt. Equity is calculated as membership interests determined in accordance with GAAP, excluding accumulated other comprehensive loss and the effects of acquisition accounting from a 2007 transaction. At December 31, 2023, Oncor’s regulatory capitalization was 55.8% debt to 44.2% equity and as a result Oncor had $714 million available to distribute to its members.
On February 14, 2024, our board of directors declared a cash distribution of $100 million, which was paid to our member on February 15, 2024. During 2023, our board of directors declared, and we paid, the following cash distributions to our member:

Declaration Dates	Payment Dates	Amounts
February 14, 2023	February 15, 2023	$85
April 25, 2023	April 26, 2023	$119
July 25, 2023	July 26, 2023	$119
October 24, 2023	October 25, 2023	$119

AOCI - Oncor Holdings

The following table presents the changes to AOCI attributable to Oncor Holdings for the years ended December 31, 2023, 2022 and 2021 net of tax:

	Cash Flow Hedges – Interest Rate Swap	Defined Benefit Pension and OPEB Plans	AOCI
Balance at December 31, 2020	$(31)	$(71)	$(102)
Defined benefit pension plans	-	9	9
Cash flow hedge amounts reclassified from AOCI and reported in interest expense and related charges	2	-	2
Balance at December 31, 2021	$(29)	$(62)	$(91)
Defined benefit pension plans	-	(18)	(18)
Cash flow hedge amounts reclassified from AOCI and reported in interest expense and related charges	2	-	2
Balance at December 31, 2022	$(27)	$(80)	$(107)
Defined benefit pension plans	-	(11)	(11)
Cash flow hedge amounts reclassified from AOCI and reported in interest expense and related charges	2	-	2
Cash flow hedges – loss on settlement	(2)	-	(2)
Balance at December 31, 2023	$(27)	$(91)	$(118)

9.     NONCONTROLLING INTERESTS

At December 31, 2023 and 2022, Oncor’s ownership was 80.25% held by us and 19.75% held by Texas Transmission. The book value of the noncontrolling interests exceeds its ownership percentage due to the portion of Oncor’s deferred taxes not attributable to the noncontrolling interests.

Contributions from Noncontrolling Interests

On February 16, 2024, Oncor received cash capital contributions from Texas Transmission totaling $47 million. During 2023, Oncor received the following cash capital contributions from Texas Transmission.

Receipt Dates	Amounts
February 13, 2023	$20
April 27, 2023	$23
July 27, 2023	$23
October 26, 2023	$23

Distributions to Noncontrolling Interests

On February 14, 2024, Oncor’s board of directors declared a cash distribution of $25 million, which was paid to Texas Transmission on February 15, 2024. During 2023, Oncor’s board of directors declared, and Oncor paid, the following cash distributions to Texas Transmission:

Declaration Dates	Payment Dates	Amounts
February 14, 2023	February 15, 2023	$21
April 25, 2023	April 26, 2023	$30
July 25, 2023	July 26, 2023	$30
October 24, 2023	October 25, 2023	$29

10.    EMPLOYEE BENEFIT PLANS

Regulatory Recovery of Pension and OPEB Costs

PURA provides for Oncor’s recovery of certain pension and OPEB costs related to the regulated utility service of Oncor’s employees (and their eligible dependents) and the regulated utility service of certain employees (and their eligible dependents) of Oncor’s former affiliated companies for periods prior to the deregulation and disaggregation of the Texas electric market in 2002 (recoverable service). Accordingly, in 2005, Oncor entered into an agreement with a former affiliate of it whereby Oncor assumed responsibility for applicable pension and OPEB costs related to those personnel’s recoverable service. Oncor subsequently entered into an agreement with a Vistra affiliate regarding provision of these benefits. Pursuant to that agreement, Oncor currently sponsors an OPEB plan that provides certain retirement healthcare and life insurance benefits to eligible former employees of Oncor and Vistra (or their predecessors or affiliates) for whom both Oncor and Vistra bear a portion of the benefit responsibility. See “OPEB Plans” below for more information.

Oncor is authorized to establish a regulatory asset or liability for the difference between the amounts of pension and OPEB costs approved in current billing rates and the actual amounts that would otherwise have been recorded as charges or credits to earnings related to recoverable service. Amounts deferred are ultimately subject to regulatory approval. At December 31, 2023 and 2022, Oncor had recorded net regulatory assets totaling $291 million and $346 million, respectively, related to pension and OPEB costs, including amounts related to deferred expenses as well as amounts related to unfunded liabilities that otherwise would be recorded as other comprehensive income.

Oncor also assumed primary responsibility for pension benefits of a closed group of retired and terminated vested plan participants not related to Oncor’s regulated utility business (non-recoverable service) in a 2012 transaction. Any retirement costs associated with non-recoverable service are not recoverable through rates.

Pension Plans

Oncor sponsors the Oncor Retirement Plan and also has liabilities related to the Vistra Retirement Plan, both of which are qualified pension plans under Section 401(a) of the Code, and are subject to the provisions of ERISA. Employees do not contribute to either plan. These pension plans provide benefits to participants under one of two formulas: (i) a Cash Balance Formula under which participants earn monthly contribution credits based on their compensation and a combination of their age and years of service, plus monthly interest credits or (ii) a Traditional Retirement Plan Formula based on years of service and the average earnings of the three years of highest earnings. The interest component of the Cash Balance Formula is variable and is determined using the yield on 30-year Treasury bonds. The weighted-average interest crediting rate assumption for the Cash Balance Formula was 3.0% for 2023. Under the Cash Balance Formula, future increases in earnings will not apply to prior service costs.

All eligible employees hired after January 1, 2001 participate under the Cash Balance Formula. Certain employees, who, prior to January 1, 2002, participated under the Traditional Retirement Plan Formula, continue their participation under that formula. It is Oncor’s policy to fund its plans on a current basis to the extent required under existing federal tax and ERISA regulations.

Oncor also maintains the Supplemental Retirement Plan for certain employees whose retirement benefits cannot be fully earned under the qualified retirement plan. Supplemental Retirement Plan amounts are included in the reported pension amounts below.

At December 31, 2023, the pension plans’ projected benefit obligation included a net actuarial loss of $63 million attributable primarily to a decrease in discount rates due to changes in the corporate bond markets, actuarial assumption updates to reflect recent demographic experience and 2023 market conditions, and plan experience different than expected.

OPEB Plans

Oncor currently sponsors two OPEB Plans. One plan covers Oncor’s eligible current and future retirees whose services are 100% attributed to the regulated business. Effective January 1, 2018, Oncor established a second plan to cover eligible retirees of Oncor and Vistra (or their predecessors or affiliates) whose employment services were assigned to both Oncor (or a predecessor regulated utility business) and the non-regulated business of Vistra. Vistra is solely responsible for its portion of the liability for retiree benefits related to those retirees.

Oncor’s contribution policy for the OPEB Plans is to place in irrevocable external trusts dedicated to the payment of OPEB expenses an amount at least equal to the OPEB expense recovered in rates.

At December 31, 2023, the OPEB Plans’ projected benefit obligation included a net actuarial gain of $2 million attributable primarily to updates to health care assumptions and plan experience different than expected, partially offset by losses attributable to decreasing discount rates due to changes in the corporate bond markets.

Pension and OPEB Costs Recognized as Expense

Pension and OPEB amounts provided herein include amounts related only to Oncor’s obligations with respect to the various plans based on actuarial computations and reflect Oncor’s employee and retiree demographics as described above.

The calculated value method is used to determine the market-related value of the assets held in the trust for purposes of calculating Oncor's pension costs. Realized and unrealized gains or losses in the market-related value of assets are included over a rolling four-year period. Each year, 25% of such gains and losses for the current year and for each of the preceding three years is included in the market-related value. Each year, the market-related value of assets is increased for contributions to the plan and investment income and is decreased for benefit payments and expenses for that year.

The fair value method is used to determine the market-related value of the assets held in the trust for purposes of calculating OPEB cost.

Detailed Information Regarding Pension and OPEB Benefits

The following pension plans and OPEB Plans information is based on December 31, 2023, 2022 and 2021 measurement dates:

	Pension Plans			OPEB Plans
	Years Ended December 31,			Years Ended December 31,
	2023	2022	2021	2023	2022	2021
Assumptions Used to Determine Net Periodic Pension and OPEB Costs:
Discount rate	4.94%	2.75%	2.40%	5.19%	2.91%	2.58%
Expected return on plan assets	6.04%	4.70%	4.35%	6.94%	5.61%	5.24%
Rate of compensation increase	5.34%	4.98%	4.80%	-	-	-

Components of Net Pension and OPEB Costs:
Service cost	$23	$31	$33	$2	$4	$5
Interest cost (a)	123	90	84	33	25	26
Expected return on assets (a)	(125)	(104)	(99)	(7)	(8)	(7)
Amortization of prior service credit (a)	-	-	-	-	-	(17)
Amortization of net loss (gain) (a)	1	32	52	(33)	(1)	18
Net pension and OPEB costs	22	49	70	(5)	20	25
Net adjustments (b)	6	(6)	(25)	21	11	6
Net pension and OPEB costs recognized as operation and maintenance expense or other deductions	$28	$43	$45	$16	$31	$31

Other Changes in Plan Assets and Benefit Obligations Recognized as Regulatory Assets or in Other Comprehensive Income:
Net loss (gain)	$27	$50	$(164)	$(11)	$(157)	$(142)
Amortization of net (loss) gain	(1)	(32)	(52)	33	1	(18)
Amortization of prior service credit	-	-	-	-	-	17
Total recognized as regulatory assets or other comprehensive income	26	18	(216)	22	(156)	(143)
Total recognized in net periodic pension and OPEB costs and as regulatory assets or other comprehensive income	$54	$61	$(171)	$38	$(125)	$(112)

____________
(a)The components of net costs other than service cost component are recorded in “Other deductions and (income) – net” in Statements of Consolidated Income.
(b)Net adjustments include amounts principally deferred as property, regulatory asset or regulatory liability.

	Pension Plans			OPEB Plans
	Years Ended December 31,			Years Ended December 31,
	2023	2022	2021	2023	2022	2021
Assumptions Used to Determine Benefit Obligations at Period End:
Discount rate	4.77%	4.94%	2.75%	4.99%	5.19%	2.91%
Rate of compensation increase	5.65%	5.34%	4.98%	-	-	-

	Pension Plans		OPEB Plans
	Years Ended December 31,		Years Ended December 31,
	2023	2022	2023	2022
Change in Projected Benefit Obligation:
Projected benefit obligation at beginning of year	$2,567	$3,358	$664	$861
Service cost	23	31	2	4
Interest cost	123	90	33	25
Participant contributions	-	-	20	19
Actuarial loss (gain)	63	(662)	(2)	(190)
Benefits paid	(161)	(169)	(63)	(55)
Settlements	-	(81)	-	-
Projected benefit obligation at end of year	$2,615	$2,567	$654	$664
Accumulated benefit obligation at end of year	$2,502	$2,452	$-	$-

Change in Plan Assets:
Fair value of assets at beginning of year	$1,817	$2,669	$120	$146
Actual return (loss) on assets	161	(608)	15	(25)
Employer contributions	5	6	24	35
Participant contributions	-	-	20	19
Benefits paid	(161)	(169)	(63)	(55)
Settlements	-	(81)	-	-
Fair value of assets at end of year	$1,822	$1,817	$116	$120

Funded Status:
Projected benefit obligation at end of year	$(2,615)	$(2,567)	$(654)	$(664)
Fair value of assets at end of year	1,822	1,817	116	120
Funded status at end of year	$(793)	$(750)	$(538)	$(544)

	Pension Plans		OPEB Plans
	At December 31,		At December 31,
	2023	2022	2023	2022
Amounts Recognized in the Balance Sheet Consist of:
Assets:
Other noncurrent assets	$23	$19	$-	$-
Regulatory assets (a)	346	337	-	-
Total assets recognized	$369	$356	$-	$-
Liabilities:
Other current liabilities	$(5)	$(5)	$(13)	$(16)
Other noncurrent liabilities	(811)	(764)	(525)	(528)
Regulatory liabilities	-	-	(157)	(180)
Total liabilities recognized	$(816)	$(769)	$(695)	$(724)
Accumulated other comprehensive net loss (income) (a)	$145	$129	$(1)	$-
____________
(a)Reflects a $20 million reclassification related to certain employee retirement liabilities from regulatory assets to other comprehensive income in the first quarter of 2023, recorded as a result of the final order in Oncor's comprehensive base rate review (PUCT Docket No. 53601).

The following table provides information regarding the assumed health care cost trend rates.

	Years Ended December 31,
	2023	2022	2021
Assumed Health Care Cost Trend Rates – Not Medicare Eligible:
Health care cost trend rate assumed for next year	7.40%	7.40%	6.70%
Rate to which the cost trend is expected to decline (the ultimate trend rate)	4.50%	4.50%	4.50%
Year that the rate reaches the ultimate trend rate	2033	2032	2029

Assumed Health Care Cost Trend Rates – Medicare Eligible:
Health care cost trend rate assumed for next year	8.80%	8.30%	7.50%
Rate to which the cost trend is expected to decline (the ultimate trend rate)	4.50%	4.50%	4.50%
Year that the rate reaches the ultimate trend rate	2033	2032	2031

The following table provides information regarding pension plans with projected benefit obligations (PBO) and accumulated benefit obligations (ABO) in excess of the fair value of plan assets.

	At December 31,
	2023	2022
Pension Plans with PBO and ABO in Excess of Plan Assets (a):
Projected benefit obligations	$2,615	$2,567
Accumulated benefit obligations	$2,502	$2,452
Plan assets	$1,822	$1,817

_________
(a)PBO, ABO and the plan assets relating to Oncor’s obligations with respect to the Vistra Retirement Plan are included. Oncor’s obligations with respect to the Vistra Retirement Plan are overfunded. As of December 31, 2023, PBO, ABO and the plan assets relating to Oncor’s obligations with respect to the Vistra Retirement Plan were $142 million, $141 million and $165 million, respectively. As of December 31, 2022, PBO, ABO and the plan assets relating to Oncor’s obligations with respect to the Vistra Retirement Plan were $140 million, $139 million and $159 million, respectively.

The following table provides information regarding OPEB Plans with accumulated projected benefit obligations (APBO) in excess of the fair value of plan assets.

	At December 31,
	2023	2022
OPEB Plans with APBO in Excess of Plan Assets:
Accumulated postretirement benefit obligations	$654	$664
Plan assets	$116	$120

Pension Plans and OPEB Plans Investment Strategy and Asset Allocations

Oncor’s investment objective for the retirement plans is to invest in a suitable mix of assets to meet the future benefit obligations at an acceptable level of risk, while minimizing the volatility of contributions. Equity securities are held to achieve returns in excess of passive indexes by participating in a wide range of investment opportunities. International equity, real estate securities and credit strategies (high yield bonds, emerging market debt and bank loans) are used to further diversify the equity portfolio. International equity securities may include investments in both developed and emerging international markets. Fixed income securities include primarily corporate bonds from a diversified range of companies, U.S. Treasuries and agency securities and money market instruments. The investment strategy for fixed income investments is to maintain a high grade portfolio of securities, which assists Oncor in managing the volatility and magnitude of plan contributions and expense while maintaining sufficient cash and short-term investments to pay near-term benefits and expenses.

The Oncor Retirement Plan’s investments are managed in two pools: one pool associated with the regulated utility service portion of plan obligations related to Oncor’s regulated utility business, and a second pool associated with the service portion of plan obligations not related to Oncor’s regulated utility business. Each pool is invested in a broadly diversified portfolio as shown below. The second pool represents 25% of total investments at December 31, 2023.

The target asset allocation ranges of the pension plans’ investments by asset category are as follows:

Target Allocation Ranges
Asset Category	Regulated Utility Service Pool	Non-Regulated Service Pool
International equities	8% - 16%	5% - 11%
U.S. equities	17% - 25%	11% - 17%
Real estate	7% - 11%	3% - 7%
Credit strategies	3% - 7%	3% - 7%
Fixed income	48% - 58%	65% - 75%

    Oncor's investment objective for the OPEB Plans primarily follows the objectives of the pension plans discussed above, while maintaining sufficient cash and short-term investments to pay near-term benefits and expenses. The actual amounts at December 31, 2023 provided below are consistent with the asset allocation targets.

Fair Value Measurement of Pension Plans’ Assets

At December 31, 2023 and 2022, pension plans’ assets measured at fair value on a recurring basis consisted of the following:

	At December 31, 2023
	Level 1	Level 2	Level 3	Total
Asset Category
Equity securities:
U.S.	$44	$1	$-	$45
International	75	-	-	75
Fixed income securities:
Corporate bonds (a)	-	501	-	501
Other (b)	-	104	-	104
Total assets in the fair value hierarchy	$119	$606	$-	725
Total assets measured at NAV (c)				1,097
Total fair value of plan assets				$1,822

	At December 31, 2022
	Level 1	Level 2	Level 3	Total
Asset Category
Interest-bearing cash	$-	$20	$-	$20
Equity securities:
U.S.	35	3	-	38
International	67	-	-	67
Fixed income securities:
Corporate bonds (a)	-	543	-	543
Other (b)	-	82	-	82
Total assets in the fair value hierarchy	$102	$648	$-	750
Total assets measured at NAV (c)				1,067
Total fair value of plan assets				$1,817
_____________
(a)    Substantially all corporate bonds are rated investment grade by Fitch, Moody’s or S&P.
(b)    Other consists primarily of government bonds, emerging market debt, bank loans and fixed income derivative instruments.
(c)    Fair value was measured using the NAV per share as a practical expedient as the investments did not have a readily determinable fair value and are not required to be classified in the fair value hierarchy. The NAV fair value amounts presented here are intended to permit a reconciliation to the total fair value of plan assets.

Fair Value Measurement of OPEB Plans’ Assets

At December 31, 2023 and 2022, the OPEB Plans’ assets measured at fair value on a recurring basis consisted of the following:

	At December 31, 2023
	Level 1	Level 2	Level 3	Total
Asset Category
Interest-bearing cash	$11	$1	$-	$12
Equity securities:
U.S.	14	-	-	14
International	12	-	-	12
Fixed income securities:
Corporate bonds (a)	-	31	-	31
Other (b)	9	4	-	13
Total assets in the fair value hierarchy	$46	$36	$-	82
Total assets measured at NAV (c)				34
Total fair value of plan assets				$116

	At December 31, 2022
	Level 1	Level 2	Level 3	Total
Asset Category
Interest-bearing cash	$9	$-	$-	$9
Equity securities:
U.S.	13	-	-	13
International	11	-	-	11
Fixed income securities:
Corporate bonds (a)	-	28	-	28
Other (b)	15	4	-	19
Total assets in the fair value hierarchy	$48	$32	$-	80
Total assets measured at NAV (c)				40
Total fair value of plan assets				$120

_____________
(a)    Substantially all corporate bonds are rated investment grade by Fitch, Moody’s or S&P.
(b)    Other consists primarily of diversified bond mutual funds and government bonds.
(c)    Fair value was measured using the NAV per share as a practical expedient as the investments did not have a readily determinable fair value and are not required to be classified in the fair value hierarchy. The NAV fair value amounts presented here are intended to permit a reconciliation to the total fair value of plan assets.

Expected Long-Term Rate of Return on Assets Assumption

The retirement plans’ strategic asset allocation is determined in conjunction with the plans’ advisors and utilizes a comprehensive Asset-Liability modeling approach to evaluate potential long-term outcomes of various investment strategies. The modeling incorporates long-term rate of return assumptions for each asset class based on historical and future expected asset class returns, current market conditions, rate of inflation, current prospects for economic growth, and taking into account the diversification benefits of investing in multiple asset classes and potential benefits of employing active investment management.

Pension Plans		OPEB Plans
Asset Class	Expected Long-Term Rate of Return	Asset Class	Expected Long-Term Rate of Return
International equity securities	7.08%	401(h) accounts	7.07%
U.S. equity securities	7.10%	Life insurance VEBA	6.60%
Real estate	5.50%	Union VEBA	6.60%
Credit strategies	6.50%	Non-union VEBA	3.50%
Fixed income securities	5.27%	Shared retiree VEBA	3.50%
Weighted average (a)	5.79%	Weighted average	6.72%
_____________
(a)    The 2024 expected long-term rate of return for the nonregulated portion of the Oncor Retirement Plan is 5.75%, and for Oncor’s obligations with respect to the Vistra Retirement Plan is 6.29%.

Significant Concentrations of Risk

The plans’ investments are exposed to risks such as interest rate, capital market and credit risks. Oncor seeks to optimize return on investment consistent with levels of liquidity and investment risk which are prudent and reasonable, given prevailing capital market conditions and other factors specific to participating employers. While Oncor recognizes the importance of return, investments will be diversified in order to minimize the risk of large losses unless, under the circumstances, it is clearly prudent not to do so. There are also various restrictions and guidelines in place including limitations on types of investments allowed and portfolio weightings for certain investment securities to assist in the mitigation of the risk of large losses.

Assumed Discount Rate

For the Oncor Retirement Plan at December 31, 2023, Oncor selected the assumed discount rate using the Aon AA-AAA Bond Universe yield curve, which is based on corporate bond yields and at December 31, 2023 consisted of 1,193 corporate bonds with an average rating of AA and AAA using Moody’s, S&P and Fitch ratings. For Oncor’s obligations with respect to the Vistra Retirement Plan and the OPEB Plans at December 31, 2023, Oncor selected the assumed discount rate using the Aon AA Above Median yield curve, which is based on corporate bond yields and at December 31, 2023 consisted of 509 corporate bonds with an average rating of AA using Moody’s, S&P and Fitch ratings.

Future Pension Plans and OPEB Plans Cash Contributions

Based on applicable minimum funding requirements and the latest actuarial projections, Oncor’s future funding for the pension plans and the OPEB Plans, is expected to total $91 million and $23 million, respectively, in 2024 and approximately $549 million and $135 million, respectively, in the five-year period 2024 to 2028. Oncor may also elect to make additional discretionary contributions based on market and/or business conditions.

Future Benefit Payments

Estimated future benefit payments to participants are as follows:

	2024	2025	2026	2027	2028	2029-33
Pension plans	$181	$184	$186	$187	$188	$920
OPEB Plans	$46	$47	$48	$48	$48	$233

Thrift Plan

Oncor’s employees are eligible to participate in a qualified savings plan, the Oncor Thrift Plan, which is a participant-directed defined contribution plan subject to the provisions of ERISA and intended to qualify under Section 401(a) of the Code, and to meet the requirements of Code Sections 401(k) and 401(m). Under the plan, Oncor’s employees may contribute, through pre-tax salary deferrals and/or after-tax applicable payroll deductions, a portion of their regular salary or wages as permitted under law. Employer matching contributions are made in an amount equal to 100% of the first 6% of employee contributions for employees who are covered under the Cash Balance Formula of the Oncor Retirement Plan, and 75% of the first 6% of employee contributions for employees who are covered under the Traditional Retirement Plan Formula of the Oncor Retirement Plan. Employer matching contributions are made in cash and may be allocated by participants to any of the plan’s investment options. Oncor’s contributions to the Oncor Thrift Plan totaled $29 million, $26 million and $24 million for the years ended December 31, 2023, 2022 and 2021, respectively.

11.     RELATED-PARTY TRANSACTIONS

The following represents our significant related-party transactions and related matters.

•We are a member of Sempra’s federal consolidated tax group and therefore Sempra’s federal consolidated income tax return includes our results. Included in our results as reported in Sempra’s federal consolidated tax return is our portion of Oncor’s taxable income. Under the terms of a tax sharing agreement, we are obligated to make payments to STH in an aggregate amount that is substantially equal to the amount of federal income taxes that we would have been required to pay if we were filing our own corporate income tax return. Also under the terms of the tax sharing agreement, Oncor makes similar payments to Texas Transmission, pro rata in accordance with its respective membership interest in Oncor, in an aggregate amount that is substantially equal to the amount of federal income taxes that Oncor would have been required to pay if it were filing its own corporate income tax return. STH also includes Oncor’s results in its combined Texas state margin tax return, and consistent with the tax sharing agreement, Oncor remits to STH Texas margin tax payments, which are accounted for as income taxes and calculated as if Oncor was filing its own return. See discussion in Note 1 to Financial Statements under “Income Taxes.”

Amounts payable to (receivable from) STH related to income taxes under the agreement and reported on our balance sheet consisted of the following:

	At December 31,
	2023	2022
Federal income taxes (receivable) payable	$(2)	$14
Texas margin tax payable	27	27
Net payable	$25	$41

Cash payments made to Sempra related to income taxes consisted of the following:

	Years Ended December 31,
	2023	2022	2021
Federal income taxes	$89	$79	$49
Texas margin taxes	28	24	23
Total payments	$117	$103	$72

•Pursuant to the PUCT order in Docket No. 48929, relating to Oncor’s 2019 acquisition of InfraREIT, Inc., Oncor entered into an operation agreement with Sharyland under which Oncor provides certain operations services to Sharyland at cost with no markup or profit. Sempra owns an indirect 50% interest in the parent of Sharyland. Sharyland provided wholesale transmission service to Oncor in the amount of $16 million, $11 million and $10 million in the years ended December 31, 2023, 2022 and 2021, respectively. Oncor provided certain operation services to Sharyland in the amount of $659,000, $639,000 and $592,000 in the years ended December 31, 2023, 2022 and 2021, respectively.
•Oncor paid Sempra $105,000, $103,000 and $116,000 for the years ended December 31, 2023, 2022 and 2021, respectively, for tax consulting and related services.

See Notes 1, 4 and 8 for information regarding the tax sharing agreement and distributions to our member.

12. SUPPLEMENTARY FINANCIAL INFORMATION

Other (Income) and Deductions – Net

	Years Ended December 31,
	2023	2022	2021
Professional fees	$8	$7	$9
Recoverable Pension and OPEB – non-service costs	32	56	54
Non-recoverable pension and OPEB	(3)	2	3
Gain on sale of non-utility property	(9)	(12)	(1)
AFUDC – equity income	(50)	(36)	(27)
Interest and investment (income) loss – net	(13)	2	(8)
Other	4	1	1
Total other (income) and deductions – net	$(31)	$20	$31

Interest Expense and Related Charges

	Years Ended December 31,
	2023	2022	2021
Interest	$552	$453	$415
Amortization of discount, premium and debt issuance costs	13	10	11
Less AFUDC – capitalized interest portion	(29)	(18)	(13)
Total interest expense and related charges	$536	$445	$413

Accounts Receivable – Net

Accounts receivable reported on our balance sheet consisted of the following:

	At December 31,
	2023	2022
Accounts receivable	$958	$897
Allowance for uncollectible accounts	(14)	(13)
Accounts receivable – net	$944	$884

The accounts receivable balance from REP subsidiaries of Oncor’s two largest customers, collectively represented 22% and 20%, respectively, of Oncor’s accounts receivable balance at December 31, 2023 and 23% and 20%, respectively, of the accounts receivable balance at December 31, 2022. No other customer represented 10% or more of the total accounts receivable during such periods.

Under a PUCT rule relating to the Certification of Retail Electric Providers, write-offs of uncollectible amounts owed by REPs are deferred as a regulatory asset.

Investments and Other Property

Investments and other property reported on our balance sheet consist of the following:

	At December 31,
	2023	2022
Assets related to employee benefit plans (a)	$137	$123
Non-utility property – land	19	12
Other	2	2
Total investments and other property	$158	$137
________
(a)The majority of these assets, which are held in rabbi trusts, represent cash surrender values of life insurance policies that are purchased to fund liabilities under deferred compensation plans. At December 31, 2023 and 2022, the face amount of these policies totaled $191 million and $175 million, respectively, and the net cash surrender values (determined using a Level 2 valuation technique) totaled $100 million and $94 million, respectively. Changes in cash surrender value are netted against premiums paid. Other investment assets held to satisfy deferred compensation liabilities are recorded at market value.

Consolidated VIE

Oncor has a controlling financial interest that has been identified as a VIE under ASC 810 in Receivables LLC, which has entered into the AR Facility. See Note 6 for more information on AR Facility.

The summarized financial information for our consolidated VIE consisted of the following:

At December 31,
2023
Assets:
Accounts receivable – net	$638
Income tax receivable	4
Unamortized debt issuance costs	2
Total assets	$644

Property, Plant and Equipment – Net

Property, plant and equipment – net reported on our balance sheet consisted of the following:

	Composite Depreciation Rate/	At December 31,
	Average Life of Depreciable Plant at December 31, 2023 (a)	2023	2022
Assets in service:
Distribution	2.8% / 36.3 years	$18,865	$17,226
Transmission	2.4% / 42.2 years	15,001	13,874
Other assets	7.8% / 12.9 years	2,097	2,156
Total		35,963	33,256
Less accumulated depreciation		9,301	9,054
Net of accumulated depreciation		26,662	24,202
Construction work in progress		1,339	953
Held for future use		56	48
Property, plant and equipment – net		$28,057	$25,203
____________
(a)Reflects depreciation rates and average lives of depreciable plant in the final order in Oncor’s comprehensive base rate review (PUCT Docket No. 53601) that went into effect on May 1, 2023. See Note 2 for more information on the base rate review.

Depreciation expense as a percent of average depreciable property approximated 2.7% for each of the years ended December 31, 2023 and 2022.

Intangible Assets

Intangible assets (other than goodwill) reported on our balance sheet as part of property, plant and equipment consisted of the following:

	At December 31, 2023			At December 31, 2022
	Gross			Gross
	Carrying	Accumulated		Carrying	Accumulated
	Amount	Amortization	Net	Amount	Amortization	Net
Identifiable intangible assets subject to amortization:
Land easements	$679	$127	$552	$662	$122	$540
Capitalized software and other	1,238	416	822	1,183	441	742
Total	$1,917	$543	$1,374	$1,845	$563	$1,282

Aggregate amortization expense for intangible assets totaled $97 million, $76 million and $50 million for the years ended December 31, 2023, 2022 and 2021, respectively. At December 31, 2023, the weighted average remaining useful lives of capitalized land easements and software were 82 years and 8 years, respectively. The estimated aggregate amortization expense for each of the next five fiscal years is as follows:

Years	Amortization Expenses (a)
2024	$112
2025	$112
2026	$112
2027	$112
2028	$112

____________
(a)Amortization rates and average lives of depreciable intangible assets, reflected in the final order in Oncor’s comprehensive base rate review (PUCT Docket No. 53601) that went into effect on May 1, 2023.

Goodwill totaling $4.628 billion was reported on our balance sheet at both December 31, 2023 and 2022, respectively. None of this goodwill is being deducted for tax purposes. See Note 1 regarding goodwill impairment assessment and testing.

Operating Lease and Other Obligations

Operating lease and other obligations reported on our balance sheet consisted of the following:

	At December 31,
	2023	2022
Liabilities related to tax sharing agreement with noncontrolling interests (Notes 1 and 4)	$64	$77
Operating lease liabilities (Notes 1 and 7)	112	131
Investment tax credits	3	3
Customer advances for construction – noncurrent	105	71
Other	85	70
Total operating lease and other obligations	$369	$352

Supplemental Cash Flow Information

	Years Ended December 31,
	2023	2022	2021
Cash payments related to:
Interest	$519	$441	$409
Less capitalized interest	(29)	(18)	(13)
Interest payments (net of amounts capitalized)	$490	$423	$396

Income taxes (a):
Federal	$110	$99	$61
State	28	24	23
Total payments of income taxes	$138	$123	$84

Noncash investing activities:
Construction expenditures financed through accounts payable (b)	$319	$305	$254
Transfer of title to assets constructed for and prepaid by third party	$-	$-	$150
________
(a)See Note 4 and 11 for income tax related detail.
(b)Represents end-of-period accruals.
13. CONDENSED FINANCIAL INFORMATION

ONCOR ELECTRIC DELIVERY HOLDINGS COMPANY LLC (Parent Co.)
PARENT ONLY FINANCIAL INFORMATION

CONDENSED STATEMENTS OF COMPREHENSIVE INCOME

	Years Ended December 31,
	2023	2022	2021
	(dollars in millions)
Income tax expense	$(15)	$(13)	$(10)
Equity in earnings of subsidiary	694	727	618
Net Income	679	714	608
Other comprehensive (loss) income (net of tax benefit (expense) of $3, $5 and ($1))	(9)	(13)	9
Comprehensive income	$670	$701	$617

CONDENSED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2023	2022	2021
	(dollars in millions)
Cash provided by operating activities	$442	$340	$673
Cash used in financing activities – distributions paid to member	(442)	(340)	(673)
Net change in cash and cash equivalents	-	-	-
Cash and cash equivalents – beginning balance	-	-	-
Cash and cash equivalents – ending balance	$-	$-	$-

CONDENSED BALANCE SHEETS

	At December 31,
	2023	2022
	(dollars in millions)
ASSETS
Cash and cash equivalents	$-	$-
Investments – noncurrent	11,292	10,729
Accumulated deferred income taxes	164	150
Total assets	$11,456	$10,879
LIABILITIES AND MEMBERSHIP INTERESTS
Income taxes payable to member - current	$1	$-
Other noncurrent liabilities and deferred credits	65	78
Total liabilities	66	78
Membership interests	11,390	10,801
Total liabilities and membership interests	$11,456	$10,879

See Notes to Financial Statements.

ONCOR ELECTRIC DELIVERY HOLDINGS COMPANY LLC (Parent Co.)
CONDENSED FINANCIAL INFORMATION
NOTES TO CONDENSED FINANCIAL STATEMENTS

Basis of Presentation

References herein to “we,” “our,” “us” and “the company” are to Oncor Holdings (Parent Co.) as apparent in the context.

The accompanying condensed balance sheets are presented at December 31, 2023 and 2022, and the accompanying condensed statements of income and cash flows are presented for the years ended December 31, 2023, 2022 and 2021. We are a Delaware limited liability company indirectly wholly owned by Sempra. As of December 31, 2023, we own 80.25% of the membership interests in Oncor. Certain information and footnote disclosures normally included in financial statements prepared in accordance with GAAP have been omitted pursuant to the rules of the SEC. Because the condensed financial statements do not include all of the information and footnotes required by GAAP, they should be read in conjunction with the consolidated financial statements and Notes 1 through 13. Our interest in our subsidiary Oncor has been accounted for under the equity method in this condensed financial information. All dollar amounts in the financial statements are stated in millions of US dollars unless otherwise indicated.

Distribution Restrictions

While there are no direct restrictions on our ability to distribute our net income that are currently material, substantially all of our net income is derived from Oncor. Our board of directors and Oncor’s board of directors, which are each composed of a majority of Disinterested Directors, can withhold distributions to the extent such board determines that it is necessary to retain such amounts to meet our expected future requirements. In addition, we and Oncor cannot make distributions (except for contractual tax payments) of amounts to the extent a majority of the Disinterested Directors on the respective board determines that such amounts are necessary to meet expected future requirements of the company. At Oncor, either of the two directors designated to serve on the Oncor board of directors by Texas Transmission could also prevent Oncor from making distributions (other than contractual tax payments) to the extent such director determines it is in the best interests of Oncor to retain such amounts to meet expected future requirements, including continuing compliance with the debt-to-equity ratio established from time to time by the PUCT for rate-making purposes. The PUCT has the authority to determine what types of debt and equity are included in a utility’s debt-to-equity ratio. For purposes of this ratio, debt is calculated as long-term debt including finance leases plus unamortized gains on reacquired debt less unamortized issuance expenses, premiums and losses on reacquired debt. Equity is calculated as membership interests determined in accordance with GAAP, excluding accumulated other comprehensive loss and the effects of acquisition accounting from a 2007 transaction.

Oncor’s distributions are limited by the requirement to maintain its regulatory capital structure at or below the debt-to-equity ratio established periodically by the PUCT for ratemaking purposes. Oncor’s current authorized regulatory capital structure set by the PUCT is 57.5% debt to 42.5% equity. At December 31, 2023, Oncor’s regulatory capitalization was 55.8% debt to 44.2% equity.

During 2023, 2022 and 2021, Oncor’s board of directors declared, and Oncor paid to us the following cash distributions:

	Years Ended December 31,
	2023	2022	2021
	(dollars in millions)
Distributions received, subsequently paid as federal income taxes recognized as operating activities	$2	$-	$-
Distributions received, subsequently paid as a distribution recognized as financing activities	442	340	673
Total distributions from Oncor	$444	$340	$673